     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 22, 1995


                                                       Registration No. 33-88808
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                              GELMAN SCIENCES INC.
             (Exact name of Registrant as specified in its charter)

                                    MICHIGAN
                          (State or other jurisdiction
                       of incorporation or organization)
                                   38-1614806
                      (I.R.S. Employer Identification No.)

                             600 SOUTH WAGNER ROAD
                         ANN ARBOR, MICHIGAN 48103-9019
                                 (313) 665-0651
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                         ------------------------------

          JAMES J. FAHRNER, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              GELMAN SCIENCES INC.
                             600 SOUTH WAGNER ROAD
                         ANN ARBOR, MICHIGAN 48103-9019
                                 (313) 665-0651
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                               STANLEY E. EVERETT
                               BROUSE & MCDOWELL
                            500 FIRST NATIONAL TOWER
                               AKRON, OHIO 44308
                                 (216) 535-5711
                              CHRISTOPHER B. NOYES
                              GODFREY & KAHN, S.C.
                             780 NORTH WATER STREET
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 273-3500

                         ------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.


                   CALCULATION OF ADDITIONAL REGISTRATION FEE

- --------------------------------------------------------------------------------


                                                                                PROPOSED MAXIMUM
             TITLE OF EACH                 ADDITIONAL      PROPOSED MAXIMUM        AGGREGATE            AMOUNT OF
          CLASS OF SECURITIES             AMOUNT TO BE      OFFERING PRICE          OFFERING            ADDITIONAL
            TO BE REGISTERED              REGISTERED(1)      PER UNIT(2)            PRICE(2)         REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------------------
Common Stock............................     287,500           $ 13.875          $ 3,989,062.50         $ 1,375.54(2)
- ---------------------------------------------------------------------------------------------------------------------



(1) On January 27, 1995, the Registrant paid a filing fee of $5,403.02 with respect to an offering of 1,150,000 shares of Common Stock in connection with the initial filing of the Registrant's Registration Statement on Form S-2. The Registrant is increasing the number of shares to be offered from 1,150,000 shares to 1,437,500, including 187,500 additional shares subject to an overallotment option granted to the Underwriters.



(2) Calculated in accordance with Rule 457(c) solely for purposes of computing the registration fee and based upon the average of the high and the low prices of the Common Stock reported on the American Stock Exchange on March 20, 1995.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If the Registrant elects to deliver its latest annual report to security holders, or a compete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              GELMAN SCIENCES INC.
                             CROSS REFERENCE SHEET

                FORM S-2 ITEM                         CAPTION OR LOCATION IN PROSPECTUS
- ---------------------------------------------   ---------------------------------------------
 1. Forepart of the Registration Statement
    and Outside Front Cover Page of
    Prospectus...............................
                                                Facing Page of Registration Statement; Cross-
                                                Reference Sheet; Outside Front Cover Page of
                                                Prospectus
 2. Inside Front and Outside Back Cover Pages
    of Prospectus............................
                                                Inside Front Cover Page of Prospectus;
                                                Available Information; Incorporation of
                                                Certain Documents by Reference; Table of
                                                Contents; Outside Back Cover Page of
                                                Prospectus
 3. Summary Information, Risk Factors and
    Ratio of Earnings to Fixed Charges.......
                                                Summary; Investment Considerations
 4. Use of Proceeds..........................
                                                Use of Proceeds
 5. Determination of Offering Price..........
                                                Not Applicable
 6. Dilution.................................
                                                Not Applicable
 7. Selling Security Holders.................
                                                Not Applicable
 8. Plan of Distribution.....................
                                                Underwriting
 9. Description of Securities to be
    Registered...............................
                                                Description of Capital Stock
10. Interests of Named Experts and Counsel...
                                                Not Applicable
11. Information with Respect to the
    Registrant...............................
                                                Business; Index to Financial Statements;
                                                Price Range of Common Stock and Dividend
                                                Policy; Selected Consolidated Financial
                                                Information; Management's Discussion and
                                                Analysis of Financial Condition and Results
                                                of Operations
12. Incorporation of Certain Information by
    Reference................................
                                                Incorporation of Certain Documents by
                                                Reference
13. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities..............................
                                                Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                  SUBJECT TO COMPLETION, DATED MARCH 21, 1995


PROSPECTUS


                                1,250,000 SHARES


                                 [GELMAN LOGO]

                                  COMMON STOCK


     All of the shares of Common Stock offered hereby are being sold by Gelman Sciences Inc. (the "Company"). The Common Stock of the Company is listed on the American Stock Exchange under the symbol "GSC." On March 21, 1995, the last reported sale price of the Common Stock was $14.625 per share. See "Price Range of Common Stock and Dividend Policy."


                           -------------------------

     SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                           -------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                 A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                    PRICE TO      UNDERWRITING    PROCEEDS TO
                                                     PUBLIC       DISCOUNT(1)    THE COMPANY(2)
- ------------------------------------------------------------------------------------------------
Per Share.......................................        $              $               $
- ------------------------------------------------------------------------------------------------
Total(3)........................................        $              $               $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $300,000.



(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 187,500 shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as set forth above. If the option is exercised in full, the total Price to Public, total
    Underwriting Discount and total Proceeds to the Company will be $       ,
    $       and $       , respectively. See "Underwriting."


                           -------------------------

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various conditions, including their right to reject orders in whole or in part. It is expected that the shares of Common Stock will be ready for delivery on or about
March   , 1995.
                           -------------------------

CLEARY GULL REILAND & MCDEVITT INC.

                                 MCDONALD & COMPANY
                                       Securities, Inc.
                                                          RONEY & CO.

                 The date of this Prospectus is March   , 1995

LABORATORY PRODUCTS

[Three photographs of the Company's         The Company's laboratory products are
products manufactured for the               utilizedin the biotechnology
biotechnology and pharmaceutical            and pharmaceutical markets for new
markets.]                                   drug and product development,
                                            sample preparation and testing, fluid
                                            sterilization, environmental testing and
                                            academic research.

MEDICAL DEVICES

[Two photographs of the Company's           Medical devices are used
products used in healthcare                 in healthcare applications
applications.]                              such as the diagnosis and
                                            treatment of disease,
                                            delivery of intravenous
                                            solutions to patients and
                                            hemodialysis treatment.

                         ------------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and Suite 1300, 7 World Trade Center, New York, New York 10007, and copies of such materials can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     This Prospectus constitutes a part of a registration statement filed by the Company with the Commission under the Securities Act of 1933, as amended. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                         ------------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1994; and

          (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended October 31, 1994 and January 31, 1995.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits unless such exhibits are expressly incorporated by reference in such documents). Requests should be directed to Shareholder Relations, Gelman Sciences Inc., 600 South Wagner Road, Ann Arbor, Michigan 48103-9019; telephone
(313) 665-0651.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, information in this Prospectus relating to share data reflects two 3-for-2 stock splits effective December 28, 1993 and August 12, 1994 and assumes that the Underwriters' over-allotment option is not exercised. As reflected herein, the Company has adopted a convention of referring to a fiscal year by the year in which the fiscal year ends. For example, the fiscal year ended July 31, 1994 is referred to herein as "fiscal 1994."

                                  THE COMPANY

     The Company designs, manufactures and markets a comprehensive line of specialty microfiltration products for the separation, purification and sterilization of liquids and gases. The Company's core technologies are the manufacturing of microporous membranes which serve as a barrier, filter or separator of microscopic particles and the packaging and sealing of these membranes into microfiltration products. The Company's products include syringe, capsule and cartridge filters, microporous membranes and other microfiltration products. Microfiltration products with healthcare applications account for over 60% of the Company's sales. These products are sold to biotechnology, pharmaceutical and healthcare companies for use in the research, development and manufacturing of new drugs and vaccines and their administration to patients. The Company believes that it offers a greater variety of membranes and microfiltration products in its markets than any other manufacturer and that it has built significant brand recognition, particularly in scientific and industrial laboratories. Nearly all of the Company's microfiltration products are disposable, and many are used in high volume applications requiring regular replacement.

     The Company's products are marketed worldwide for scientific and industrial applications in the biotechnology/pharmaceutical, medical/healthcare, high technology manufacturing and environmental markets. The Company's product lines include:

     - Laboratory products are utilized in the biotechnology and pharmaceutical markets for new drug and product development, sample preparation and testing, fluid sterilization, environmental testing and academic research.

     - Process filtration products are used in high technology manufacturing applications such as sterilization of pharmaceutical products, ultrapurification of water for the manufacture of semiconductor chips and the production of ultrapure chemicals.

     - Medical devices are used in healthcare applications such as the diagnosis and treatment of disease, delivery of intravenous solutions to patients and hemodialysis treatment.

     - Membranes are sold primarily to medical products manufacturers who incorporate them into products such as medical devices and diagnostic kits for early detection of pregnancy and monitoring levels of cholesterol and glucose.

     Over the last several years, the Company resolved environmental lawsuits relating to groundwater contamination at its Ann Arbor, Michigan manufacturing facility, divested all non-core product lines and strengthened senior management. As a result of these actions, the Company has been able to focus on those microfiltration products which provide the Company a competitive advantage and brand name recognition. The Company has developed growth and operating strategies which focus its sales, marketing and manufacturing efforts on these products. These strategies have accelerated sales growth and improved profitability in the Company's operations. Year over year sales growth of the Company's core products increased from 5% in fiscal 1990 to 12% in fiscal 1994. The Company's operating earnings increased from $427,000 in fiscal 1990 to $9.2 million in fiscal 1994.

     The Company believes that the worldwide demand for microfiltration products in its markets is approximately $1.4 billion and is growing as a result of a broadening base for filter applications, increasing concern for consumer safety, a trend toward finer and more economical filtration, more stringent governmental regulations and intensive research efforts to find cures for contagious, genetic and other diseases. Management's strategy is to focus on geographic areas and product applications in which microfiltration needs are expected to exceed overall market growth. This growth strategy is being implemented by (a) focusing on the Company's microfiltration products with competitive advantages and brand name recognition; (b) strengthening the Company's international management team and distributor network in order to build its presence in the growing international marketplace; (c) marketing to large multinational companies the benefits of purchasing their worldwide filtration requirements from a single supplier; (d) accelerating new product development and introduction; and (e) pursuing new market opportunities for the Company's microfiltration products. The Company's internal projections reflect $200 million in sales in fiscal 1998 primarily as a result of growth in international sales. The Company believes that its existing manufacturing facilities can accommodate this sales growth. See "Investment Considerations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the other information included elsewhere herein or incorporated herein by reference, which prospective investors should consider prior to purchasing shares of the Common Stock offered hereby. In addition to sales growth, management has been implementing a strategy to increase profitability by (i) reducing product scrap and waste; (ii) increasing automation to reduce labor content; (iii) consolidating suppliers to improve the quality and reduce the cost of purchased materials; (iv) targeting sales efforts on high margin microfiltration products and membranes; and (v) increasing capacity utilization.

     The Company is a Michigan corporation with its executive offices at 600 South Wagner Road, Ann Arbor, Michigan 48103-9019; telephone (313) 665-0651.

                                  THE OFFERING


Common Stock Offered........................     1,250,000 shares
Common Stock to be Outstanding after the
  Offering..................................     7,468,969 shares(1)
Use of Proceeds.............................     Repayment of certain indebtedness
American Stock Exchange Symbol..............     GSC


- -------------------------
(1) Does not include 782,296 shares of Common Stock issuable upon the exercise of outstanding stock options and warrants at January 31, 1995. See Note F to the Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        SIX MONTHS ENDED
                                                                                          JANUARY 31,
                                             YEAR ENDED JULY 31,                          (UNAUDITED)
                            -----------------------------------------------------      ------------------
                             1990       1991       1992         1993       1994         1994       1995
                            -------    -------    -------      -------    -------      -------    -------
STATEMENT OF OPERATIONS DATA
  Net sales................ $73,294    $76,516    $81,460      $86,209    $94,963      $45,576    $48,185
  Gross profit.............  33,848     35,726     38,499       42,545     47,710       22,546     24,602
  Pollution-related
     expenses..............     223        806      4,988(1)       543         --           --         --
  Operating earnings.......     427      3,189      1,519        6,738      9,226        3,999      4,780
  Interest expense.........   2,823      2,851      2,590        2,006      1,689          878        882
  Net earnings (loss)
     before extraordinary
     items.................  (1,955)        88       (859)       2,702      4,937        1,992      2,487
  Net earnings (loss)......  (1,955)        88     (1,211)(2)    2,702      4,754(3)     1,992      2,487
PER SHARE DATA
  Net earnings (loss)
     before extraordinary
     items................. $  (.37)   $   .02    $  (.15)     $   .47    $   .78      $   .32    $   .38
  Net earnings (loss)......    (.37)       .02       (.21)(2)      .47        .75(3)       .32        .38
  Weighted average shares
     outstanding(4)........   5,254      5,575      5,662        5,751      6,308        6,183      6,597
OTHER DATA
  Capital expenditures..... $ 9,657    $ 4,491    $ 4,027      $ 5,860    $ 6,682      $ 3,446    $ 3,207
  Depreciation and
     amortization..........   4,067      4,186      4,219        4,452      4,396        2,251      2,092


                                                                             JANUARY 31, 1995
                                                                                (UNAUDITED)
                                                                         -------------------------
                                                                         ACTUAL     AS ADJUSTED(5)
                                                                         -------    --------------
BALANCE SHEET DATA
  Working capital.....................................................   $23,862       $ 27,362
  Total assets........................................................    74,902         74,902
  Total debt..........................................................    26,527          9,643
  Stockholders' equity................................................    33,615         50,499


- -------------------------
(1) Includes a $4.0 million charge for settlement of environmental lawsuits and costs of a remediation plan initiated in fiscal 1992 as part of such settlement. See Note G to the Consolidated Financial Statements.

(2) Includes an extraordinary charge of $352,000 or $.06 per share (net of tax benefit) for settlement of product liability litigation. See Note K to the Consolidated Financial Statements.

(3) Includes an extraordinary charge of $183,000 or $.03 per share (net of tax benefit) for deferred finance charges, redemption premium and fees relating to the redemption of industrial development revenue bonds issued by the Company in 1989. See Notes B and K to the Consolidated Financial Statements.

(4) The number of weighted average shares outstanding includes common stock equivalents (stock options and warrants) outstanding during the fiscal year.


(5) Adjusted to reflect the sale by the Company of the 1,250,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                           INVESTMENT CONSIDERATIONS

     Prospective investors should carefully consider the investment considerations set forth below, as well as other information included elsewhere herein or incorporated herein by reference, prior to purchasing shares of the Common Stock offered hereby.

LOSS OF KEY DISTRIBUTORS

     The Company's sales to three laboratory products distributors were approximately $22 million or 23% of total sales in fiscal 1994. These distributors resell the Company's products and other laboratory products to end-user customers. The loss of any one of these distributors could have an adverse effect on the Company's sales and results of operations. Management believes the loss of any one of these distributors is unlikely due to the Company's long-term relationship with these distributors and the investments made by these distributors in inventory, promotional programs and training of their sales forces. See "Business -- Sales and Marketing" and "-- Customers."

ADEQUACY OF RESERVE FOR ENVIRONMENTAL LIABILITIES

     The Company is performing a remediation plan pursuant to a consent decree dated October 26, 1992 with the State of Michigan relating to groundwater contamination at its Ann Arbor manufacturing facility. The remediation plan requires the Company to treat the groundwater to the extent necessary to reduce the contaminants to a defined level. Total costs to the Company of pollution-related activities will be dependent upon the efficacy and duration of the remediation plan, obtaining a cost-free repository for treated groundwater and settlement of private environmental lawsuits. As of January 31, 1995, the Company had accrued $1.1 million to cover the future costs and expenses of the remediation plan and settlement of private environmental lawsuits. The Company believes that the reserve is adequate to cover all such future costs and expenses; however, there can be no assurance that future events will not have an effect on the required amount of the reserve. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Environmental Matters," and Note G to the Consolidated Financial Statements.

COMMON STOCK OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS; AVAILABILITY OF PREFERRED STOCK

     Upon completion of the Offering, directors and executive officers of the Company will beneficially own approximately 21% of the Common Stock, including 17% owned by Charles Gelman, Chairman, Chief Executive Officer and a director of the Company. Accordingly, Mr. Gelman, if he acts alone or together with other directors and executive officers, would have the ability to significantly influence certain corporate transactions requiring shareholder approval. Among other provisions, the Company's Restated Articles of Incorporation authorize the Board of Directors to issue from time to time, in one or more designated series, shares of Preferred Stock with such voting, dividend, redemption, conversion and exchange provisions as the Board of Directors determines. Since the issuance of shares of Preferred Stock could be made convertible into shares of Common Stock, their issuance could dilute the voting power of holders of Common Stock and could discourage certain takeover attempts which might be viewed by some shareholders of the Company to be in their best interests. See "Description of Capital Stock."

                                USE OF PROCEEDS


     Based on an assumed public offering price of $14.625 per share, the net proceeds to the Company from the Offering are estimated to be $16,884,375. The Company intends to apply the net proceeds to repay a term note payable to NBD Bank, N.A. and to reduce outstanding indebtedness under the Company's Credit Agreement with NBD Bank, N.A. and Comerica Bank (the "Credit Agreement"). The term note bears interest at the 90-day London Interbank Offered Rate plus 1.375% per annum (7.95% at March 21, 1995), and the outstanding indebtedness under the Credit Agreement bears interest at a variable rate (7.61% at February 23, 1995). The term note is due and payable in full on December 31, 1995 and the Credit Agreement expires on December 31, 1996. See "Capitalization" and Note B to the Consolidated Financial Statements.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed and traded on the American Stock Exchange under the symbol "GSC." The following table sets forth, for the periods indicated, the high and low sale prices of the Common Stock as reported on the American Stock
Exchange:


                            FISCAL QUARTER ENDED                    HIGH     LOW
            -----------------------------------------------------   ----     ----
            FISCAL 1993:
              October 31.........................................   $4 1/8   $3 3/8
              January 31.........................................   $5 7/8   $3 7/8
              April 30...........................................   $6 5/8   $5 3/8
              July 31............................................   $7 3/4   $5 3/4
            FISCAL 1994:
              October 31.........................................   $8 3/8   $  7
              January 31.........................................   $11 1/4  $7 3/8
              April 30...........................................   $12 1/2  $ 10
              July 31............................................   $ 14     $10 1/8
            FISCAL 1995:
              October 31.........................................   $15 1/4  $12 1/2
              January 31.........................................   $15 7/8  $11 5/8
              April 30 (through March 21, 1995)..................   $ 15     $ 12



     The last sale price of the Common Stock as reported on the American Stock Exchange on March 21, 1995 was $14 5/8. At March 21, 1995, there were approximately 1,200 beneficial holders of the Common Stock.


     The Company has never paid a cash dividend and intends to retain all earnings for investment in and growth of the Company's business. The payment of future dividends, if any, will be determined by the Board of Directors in light of existing conditions, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors. Financial covenants and other restrictions in the Credit Agreement limit the payment of cash dividends on the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated short-term debt and capitalization of the Company as of January 31, 1995 and as adjusted to give effect to the estimated net proceeds obtained upon the sale of the shares of Common Stock offered hereby and the application of the net proceeds to reduce indebtedness. This table should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.


                                                                              JANUARY 31, 1995
                                                                                (UNAUDITED)
                                                                           ----------------------
                                                                           ACTUAL     AS ADJUSTED
                                                                           -------    -----------
                                                                               (IN THOUSANDS)
Short-term debt, including current portion of long-term debt............   $ 5,788      $ 2,288
                                                                           =======    =========
Long-term debt, less current portion....................................   $20,739      $ 7,355
                                                                           -------    -----------
Stockholders' equity:
  Preferred stock, par value $1.00 per share, 500,000 shares authorized,
     none outstanding...................................................        --           --
  Common stock, par value $.10 per share, 15,000,000 shares authorized,
     6,218,969 shares issued and outstanding; 7,468,969 as
     adjusted(1)........................................................       622          747
  Additional capital....................................................    14,670       31,429
  Retained earnings.....................................................    19,579       19,579
  Foreign currency translation adjustments..............................      (806)        (806)
  Less loan to Employee Stock Ownership Plan............................      (450)        (450)
                                                                           -------    -----------
     Total stockholders' equity.........................................    33,615       50,499
                                                                           -------    -----------
       Total capitalization.............................................   $54,354      $57,854
                                                                           =======    =========


- -------------------------
(1) Does not include 782,296 shares of Common Stock issuable upon the exercise of outstanding stock options and warrants at January 31, 1995. See Note F to the Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data shown below for, and as of the end of, each of the five years in the five-year period ended July 31, 1994 has been derived from the Consolidated Financial Statements of the Company. The Consolidated Financial Statements of the Company as of July 31, 1993 and 1994 and for the years ended July 31, 1992, 1993 and 1994, together with the related Report of Independent Auditors by Coopers & Lybrand, L.L.P., are included elsewhere herein. The Consolidated Financial Statements of the Company for the years ended July 31, 1990 and 1991 were audited by Coopers & Lybrand, L.L.P., whose report thereon dated September 29, 1992 except for Notes B and H as to which the date was October 26, 1992, included an explanatory paragraph indicating that the ultimate costs of the environmental remediation program agreed to by the Company could exceed the amount estimated and accrued. The selected consolidated financial data shown below for the six months ended January 31, 1994 and 1995, are derived from unaudited consolidated financial statements of the Company which, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary to fairly present such information in accordance with generally accepted accounting principles for the unaudited interim periods. The following data should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                           SIX MONTHS ENDED
                                                                                                              JANUARY 31,
                                                                       YEAR ENDED JULY 31,                    (UNAUDITED)
                                                         -----------------------------------------------   -----------------
                                                          1990      1991      1992      1993      1994      1994      1995
                                                         -------   -------   -------   -------   -------   -------   -------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
  Net sales............................................. $73,294   $76,516   $81,460   $86,209   $94,963   $45,576   $48,185
    Cost of products sold...............................  39,446    40,790    42,961    43,664    47,253    23,030    23,583
                                                         -------   -------   -------   -------   -------   -------   -------
  Gross profit..........................................  33,848    35,726    38,499    42,545    47,710    22,546    24,602
    Selling and administrative expenses.................  29,018    28,815    29,232    31,044    33,785    16,299    17,320
    Research and development expenses ..................   4,606     3,733     3,242     4,139     4,877     2,326     2,624
    Pollution-related expenses..........................     223       806     4,988(1)    543        --        --        --
    Other expense (income) -- net.......................    (426)     (817)     (482)       81      (178)      (78)     (122)
                                                         -------   -------   -------   -------   -------   -------   -------
  Operating earnings....................................     427     3,189     1,519     6,738     9,226     3,999     4,780
  Interest expense......................................   2,823     2,851     2,590     2,006     1,689       878       882
                                                         -------   -------   -------   -------   -------   -------   -------
  Earnings (loss) before income taxes and extraordinary
    items...............................................  (2,396)      338    (1,071)    4,732     7,537     3,121     3,898
  Income taxes (credit).................................    (441)      250      (212)    2,030     2,600     1,129     1,411
                                                         -------   -------   -------   -------   -------   -------   -------
  Net earnings (loss) before extraordinary items........  (1,955)       88      (859)    2,702     4,937     1,992     2,487
  Extraordinary items(2)................................      --        --      (352)       --      (183)       --        --
                                                         -------   -------   -------   -------   -------   -------   -------
  Net earnings (loss)................................... $(1,955)  $    88   $(1,211)  $ 2,702   $ 4,754   $ 1,992   $ 2,487
                                                         =======   =======   =======   =======   =======   =======   =======
PER SHARE DATA
  Primary earnings (loss) before extraordinary
    items(3)............................................ $  (.37)  $   .02   $  (.15)  $   .47   $   .78   $   .32   $   .38
  Extraordinary items(2)................................      --        --      (.06)       --      (.03)       --        --
                                                         -------   -------   -------   -------   -------   -------   -------
  Primary earnings (loss)(3)............................ $  (.37)  $   .02   $  (.21)  $   .47   $   .75   $   .32   $   .38
                                                         =======   =======   =======   =======   =======   =======   =======
  Primary weighted average common shares
    outstanding(4)......................................   5,254     5,575     5,662     5,751     6,308     6,183     6,597

                                                                                                              JANUARY 31,
                                                                            JULY 31,                          (UNAUDITED)
                                                         -----------------------------------------------   -----------------
                                                          1990      1991      1992      1993      1994      1994      1995
                                                         -------   -------   -------   -------   -------   -------   -------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA
  Cash.................................................. $   205   $   811   $   867   $ 1,142   $ 1,525   $   883   $ 1,906
  Accounts receivable -- net............................  15,774    16,348    16,529    17,088    20,859    18,845    21,680
  Inventories...........................................  14,566    13,827    13,331    12,986    13,990    14,139    14,183
  Working capital.......................................  21,418    21,943     8,211    19,133    23,450    21,073    23,862
  Total assets..........................................  62,968    62,903    61,530    63,495    71,687    67,941    74,902
  Long-term debt including current portion..............  30,946    30,415    25,624    23,854    23,649    25,437    24,809
  Total liabilities.....................................  43,068    42,759    41,879    41,239    41,252    43,119    41,287
  Stockholders' equity..................................  19,900    20,144    19,651    22,256    30,435    24,822    33,615

- -------------------------
(1) Includes a $4.0 million charge for settlement of environmental lawsuits and costs of a remediation plan initiated in fiscal 1992 as part of such settlement. See Note G to the Consolidated Financial Statements.
(2) The amount for fiscal 1994 is a charge (net of tax benefit) for deferred finance charges, redemption premium and fees relating to the redemption of industrial development revenue bonds issued by the Company in 1989, and the amount for fiscal 1992 is a charge (net of tax benefit) for settlement of product liability litigation. See Notes B and K to the Consolidated Financial Statements.
(3) Fully diluted earnings per share for fiscal 1993 were $.45 based on the weighted average number of common and common equivalent shares outstanding of 5,952,710. The computation for fully diluted earnings per share was equal to primary earnings per share for fiscal 1990, 1991, 1992 and 1994 and the six months ended January 31, 1994 and 1995.
(4) Includes common stock equivalents (stock options and warrants) outstanding during the fiscal year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Over the last several years, the Company resolved environmental lawsuits relating to groundwater contamination at its Ann Arbor manufacturing facility, divested all non-core product lines and strengthened its senior management team. As a result of these actions, the Company has been able to focus on those microfiltration products where the Company has a competitive advantage and brand name recognition. The Company, which strives to be the highest quality, lowest cost producer of microfiltration products, has developed growth and operating strategies which focus its sales, marketing and manufacturing efforts on these products. Year over year sales growth of the Company's core products increased from 5% in fiscal 1990 to 12% in fiscal 1994. The Company's operating earnings increased from $427,000 in fiscal 1990 to $9.2 million in fiscal 1994. The Company's growth and operating strategies include:

          - Concentrating the Company's global sales and marketing efforts on the biotechnology/ pharmaceutical and medical/healthcare markets where management believes that the Company has the greatest opportunity for profitability and growth. In fiscal 1994, over 60% of the Company's sales were to these markets, marking a shift from the Company's past industrial focus. The Company has strengthened its global sales and marketing management in the United States, Japan, France and Germany, the Company's four largest markets.

          - Utilizing continuous improvement programs and increased automation to reduce product scrap and waste and the labor content of products. In fiscal 1992, the Company completed the construction of its state-of-the-art membrane manufacturing facility in Pensacola, Florida. This facility produces membranes more efficiently and at lower cost than previously in its Ann Arbor facility. In fiscal 1994, the Company reengineered its plant lay-out in Ann Arbor thereby improving manufacturing efficiencies. During the period from fiscal 1990 to fiscal 1994, gross profit as a percentage of net sales improved from 46.2% to 50.2%.

          - Focusing on controlling operating expenses. From fiscal 1990 to fiscal 1994, selling and administrative expenses as a percentage of net sales decreased from 39.6% to 35.6% through a combination of cost controls and increased sales volume.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of net sales for the periods indicated.

                                                                                   SIX MONTHS ENDED
                                                      YEAR ENDED JULY 31,            JANUARY 31,
                                                  ---------------------------      ----------------
                                                  1992       1993       1994       1994       1995
                                                  -----      -----      -----      -----      -----
Net sales....................................     100.0%     100.0%     100.0%     100.0%     100.0%
  Cost of products sold......................      52.7       50.6       49.8       50.5       48.9
                                                  -----      -----      -----      -----      -----
Gross profit.................................      47.3       49.4       50.2       49.5       51.1
  Selling and administrative expenses........      35.9       36.0       35.6       35.8       35.9
  Research and development expenses..........       4.0        4.8        5.1        5.1        5.5
  Pollution-related expenses.................       6.1        0.7         --         --         --
  Other expense (income) -- net..............      (0.6)       0.1       (0.2)      (0.2)      (0.2)
                                                  -----      -----      -----      -----      -----
Operating earnings...........................       1.9        7.8        9.7        8.8        9.9
  Interest expense...........................       3.2        2.3        1.8        1.9        1.8
  Income taxes (credit)......................      (0.3)       2.4        2.7        2.5        2.9
                                                  -----      -----      -----      -----      -----
Net earnings (loss) before extraordinary
  items......................................      (1.0)       3.1        5.2        4.4        5.2
Extraordinary items..........................      (0.4)        --       (0.2)        --         --
                                                  -----      -----      -----      -----      -----
Net earnings (loss)..........................      (1.4)%      3.1%       5.0%       4.4%       5.2%
                                                  =====      =====      =====      =====      =====

  Comparison of Six Months ended January 31, 1995 and 1994

     Net sales for the six months ended January 31, 1995 increased $2.6 million or 5.7% to $48.2 million as compared to net sales of $45.6 million for the six months ended January 31, 1994. Net sales for the six months ended January 31, 1994 included (a) non-recurring sales of $3.0 million related to the Company's Australian non-core product lines that have been divested and (b) a special shipment of $800,000 of roll stock membrane to a single customer. This customer has placed its annual order this year; however, the shipment dates are spread over the next twelve months. Sales in the first half of fiscal 1995 were favorably affected by the weakened U.S. dollar, which increased reported sales by $798,000. The Company's sales growth, adjusted for these items, was 13.4%.

     Sales to customers in North, Central and South America increased 10.8% over the same period of the prior fiscal year primarily due to a 31.6% increase in sales of medical devices. Sales to customers in Europe increased 17.0% mainly due to increases in sales of process filtration products in Italy and France. Sales to customers in the Asia/Pacific region declined 28.0% as a result of the divestiture of the Australian non-core product lines. Without the effect of these sales, Asia/Pacific sales would have increased 22.5%, primarily as a result of increases in sales of process filtration products in Japan and Korea. Worldwide sales of laboratory products, medical devices and process filtration products increased 11.1%, 23.6% and 19.7%, respectively. Worldwide sales of microporous membranes decreased 8.2% as a result of the special shipment to a single customer in the first half of fiscal 1994. Without the effect of this shipment, sales of microporous membranes would have increased 14.7%.

     Gross profit increased $2.1 million or 9.1% to $24.6 million in the six months ended January 31, 1995, compared to $22.5 million in the six months ended January 31, 1994. As a percentage of net sales, gross profit increased to 51.1% from 49.5%. The improvement in gross profit margin is primarily attributable to the divesture of the lower margin non-core product lines and improved operating efficiencies, which was partially offset by a less favorable product mix due to lower membrane sales as a percentage of total net sales.

     Selling and administrative expenses increased $1.0 million or 6.3% to $17.3 million in the six months ended January 31, 1995 compared to $16.3 million in the six months ended January 31, 1994. The increase in selling and administrative expenses was primarily due to efforts to implement the Company's growth strategy, particularly in the international markets.

     Research and development expenses increased to $2.6 million in the six months ended January 31, 1995 as compared to $2.3 million in the six months ended January 31, 1994, or 12.8%. As a percentage of net sales, these expenses were 5.5% compared to 5.1%. The higher research and development spending is a result of an increased effort to develop and modify products to meet customer requirements.

     The effective tax rate for each of the six months ended January 31, 1995 and 1994 was 36.2%.

     Net earnings increased $495,000 or 24.8% to $2.5 million or $.38 per share for the six months ended January 31, 1995 compared to $2.0 million or $.32 per share for the six months ended January 31, 1994. As a percentage of net sales, net earnings were 5.2% compared to 4.4%.

  Comparison of Fiscal Years ended July 31, 1994 and 1993

     Net sales for fiscal 1994 increased $8.8 million or 10.2% to $95.0 million as compared to net sales of $86.2 million for fiscal 1993. Net sales to U.S. customers were $59.8 million, an increase of $5.9 million or 11.0% over fiscal 1993. Sales to customers in international markets were $35.2 million, an increase of $2.8 million or 8.7% as compared to fiscal 1993. The increase in sales to U.S. customers was primarily attributable to growth in sales of medical devices and microporous membranes. The international growth was partially offset by fluctuations in foreign currency rates. Without the effects of the fluctuations in foreign currency rates, the increase in international sales in fiscal 1994 would have been 12% over fiscal 1993.

     Worldwide sales of microporous membranes increased 35.6% compared to fiscal 1993. This growth was attributable to fulfilling significant orders from original equipment manufacturers that use bulk membrane in filtration applications and diagnostic health care kits. Sales of products for the medical devices market increased 24.1% in fiscal 1994 over fiscal 1993 due primarily to increased sales of microfiltration products with hemodialysis treatment and intravenous therapy applications. Industrial process product sales increased 11.4% in fiscal 1994, with particularly strong sales in the international markets. Laboratory product sales increased 4.0% over fiscal 1993.

     Gross profit increased $5.2 million or 12.1% to $47.7 million in fiscal 1994 as compared to $42.5 million in fiscal 1993. As a percentage of net sales, gross profit was 50.2% compared to 49.4%. The improvement in the Company's gross profit margin was attributable to increased sales volume and a higher percentage of microporous membrane sales which have a higher gross margin than other products sold by the Company.

     Selling and administrative expenses increased $2.7 million or 8.8% to $33.8 million in fiscal 1994 compared to $31.0 million in fiscal 1993. As a percentage of net sales, these expenses declined to 35.6% compared to 36.0%. These expenses increased over the prior fiscal year due primarily to higher selling expenses resulting from increased sales.

     Research and development expenses increased $738,000 or 17.8% to $4.9 million in fiscal 1994 compared to $4.1 million in fiscal 1993 due to a greater new product development effort. As a percentage of net sales, research and development expenses increased to 5.1% from 4.8% in fiscal 1993.

     During fiscal 1994 all charges and cost recoveries related to pollution expenses were recorded in a reserve maintained by the Company for pollution-related charges. The Company had third party cost recoveries of $750,000 from the settlement of a lawsuit against certain chemical companies. The Company reached a settlement on a lawsuit for $561,000 with residents located near its Ann Arbor facilities for damages related to groundwater contamination. In addition, the Company incurred costs of $1.3 million related to the implementation of a remediation plan and legal costs of $312,000 in defense of these lawsuits. At July 31, 1994, the Company had accrued $1.5 million to complete the remediation plan and to pay for other costs associated with groundwater contamination. The ultimate costs incurred by the Company as a result of the groundwater contamination will depend on the efficacy and duration of the remediation plan, obtaining a cost-free repository for treated groundwater and settlement of private lawsuits. See "Business -- Environmental Matters."

     In a series of transactions in fiscal 1994, the Company's Australian subsidiary sold all of its non-core product lines for cash and a note receivable. Included in other expense (income) is a gain of $108,000 or $.02 per share on the sale of the assets relating to the non-core products. Sales from these product lines were $4.4 million and $5.0 million for fiscal 1994 and 1993, respectively.

     Interest expense decreased $317,000 or 15.8% to $1.7 million in fiscal 1994 compared to $2.0 million in fiscal 1993. This change was due to steps taken by management to secure more favorable interest rates.

     The Company's effective tax rate for fiscal 1994 was 34.5% as compared to 42.9% in fiscal 1993. The lower effective tax rate was attributable to use of net operating loss carryforwards from certain foreign subsidiaries in fiscal 1994 and use of research and development tax credits.

     Net earnings increased $2.1 million or 75.9% to $4.8 million or $.75 per share in fiscal 1994 compared to $2.7 million or $.47 per share in fiscal 1993. Net earnings included an extraordinary charge of $295,000 (net of $112,000 tax benefit) or $.03 per share to write-off deferred finance charges and the payment of a premium and fees incurred in connection with the redemption of industrial development revenue bonds. Excluding these charges, net earnings would have been $4.9 million or $.78 per share as compared with net earnings of $2.7 million or $.47 per share in fiscal 1993.

  Comparison of Fiscal Years ended July 31, 1993 and 1992

     Net sales for fiscal 1993 increased $4.7 million or 5.8% to $86.2 million from $81.5 million for fiscal 1992. Net sales to U.S. customers were $53.8 million, an increase of $6.2 million or 12.9% over fiscal 1992. Sales to international customers were $32.3 million, a decrease of $1.4 million or 4.0% compared to fiscal 1992. This decrease was mainly attributable to continued down-sizing at the Company's Australian subsidiary and fluctuations in foreign exchange rates. Without the effect of the exchange rates and the Australian down-sizing, growth in the international market would have been 2.8% in fiscal 1993 over fiscal 1992. The Company believes the strong performance in the U.S. market in fiscal 1993 was the result of new product introductions and strong distributor relations.

     Worldwide sales of laboratory products increased 12.5% over fiscal 1992 because of strong sales in the U.S. market. Sales of microporous membrane increased 23.7% and sales of medical device products increased 13.2% in fiscal 1993. Industrial process product sales were slightly higher, increasing 3.1%. This lower increase was primarily due to discontinuing the sale of certain process microfiltration products to two customers.

     Gross profit increased $4.0 million or 10.5% to $42.5 million in fiscal 1993 compared to $38.5 million in fiscal 1993. As a percentage of net sales, gross profit improved to 49.4% compared to 47.3%. The improvement in the Company's gross profit margin was the result of productivity improvements, increased sales and a greater percentage of laboratory products and microporous membrane sales which have higher margins over other products.

     Selling and administrative expenses increased $1.8 million or 6.2% to $31.0 million in fiscal 1993 compared to $29.2 million in fiscal 1992. As a percentage of net sales, these expenses were 36.0% compared to 35.9%. The higher expenditures were attributable to the sales increase and an increase in expenditures for marketing programs.

     Research and development expenses increased $897,000 or 27.7% to $4.1 million in fiscal 1993 compared to $3.2 million in fiscal 1992. As a percentage of net sales, research and development expenses were 4.8% compared to 4.0%. The increased expenditures reflect the Company's efforts to ensure timely development of new products.

     Pollution-related expenses decreased $4.4 million to $543,000 in fiscal 1993 compared to $5.0 million in fiscal 1992. As a percentage of net sales, these expenses were 0.6% compared to 6.1%. This change was primarily attributable to a $4.0 million charge for the settlement of the environmental lawsuits with the State of Michigan in fiscal 1992.

     Other expense (income)-net declined $563,000 due mainly to net losses on foreign currency transactions in fiscal 1993 compared with net gains in fiscal 1992.

     Interest expense decreased $584,000 or 22.6% to $2.0 million in fiscal 1993 compared to $2.6 million in fiscal 1992. These changes were due to lower debt levels and more favorable interest rates.

     The Company's effective tax rate for fiscal 1993 was 42.9% which compares with a tax benefit of 19.8% in fiscal 1992 due to the environmental charge.

     Net earnings for fiscal 1993 were $2.7 million or $.47 per share in fiscal 1993 compared to a loss of $1.2 million or $.21 per share in fiscal 1992. The loss for fiscal 1992 was attributable to the settlement of a product liability lawsuit and the environmental settlement with the State of Michigan Department of Natural Resources. Without these two significant items, the Company would have reported net earnings of $1.7 million or $.30 per share.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash flow provided by operating activities was $8.4 million, $8.2 million, $4.5 million and $2.2 million for the fiscal years ended July 31, 1992, 1993, 1994 and the six-month period ended January 31, 1995, respectively. The lower level of cash provided by operations in fiscal 1994 was attributable to higher inventories and accounts receivable as a result of the increased sales volume and increasing inventory levels for delivery performance. The Company's cash balances were $867,000, $1.1 million, $1.5 million and $1.9 million at July 31, 1992, 1993, 1994 and January 31, 1995, respectively.

     Net cash flow provided by financing activities in fiscal 1994 included the receipt of $992,000 related to a note receivable and $924,000 for stock options exercised. During the year, the Company recorded and received a tax benefit of $608,000 from the exercise of non-qualified stock options. Net cash flow provided by investing activities in fiscal 1994 included the receipt of $820,000 plus a note receivable for $726,000 relating to the sale of the Company's non-core product lines. The cash proceeds from the sale of these product lines were used to reduce indebtedness of the Australian subsidiary.

     Capital expenditures for the fiscal years ended July 31, 1992, 1993, 1994 and the six months ended January 31, 1995, were $4.0 million, $5.9 million, $6.7 million and $3.2 million, respectively. These expenditures were made primarily to upgrade equipment and molds. In fiscal 1994, the Company spent $1.0 million to reengineer its plant layout in Ann Arbor which increased available manufacturing space, improved manufacturing efficiencies and reduced work-in-process inventories and scrap. Capital expenditures of $7 to $8 million are planned for fiscal 1995. The majority of the planned spending is for manufacturing automation, process improvement, and new molds, which should reduce the unit costs of the Company's products. The Company believes that funds generated from operations and amounts available under the Credit Agreement will be adequate to fund fiscal 1995 capital expenditures.

     During fiscal 1994, the Company increased its credit facility under the Credit Agreement to $22.5 million from $17.5 million. At January 31, 1995, the unused portion of the line of credit provided under the Credit Agreement was $7.5 million. The Company also refinanced its $5.1 million industrial development revenue bonds by issuing new bonds bearing interest at 120% of the 90-day Eurodollar rate (approximately 7.25% as of January 31, 1995) with principal and interest due quarterly through July 2004.

     As of January 31, 1995, the Company had an outstanding interest rate swap agreement to obtain long-term fixed interest rates for a notional amount of $5 million. Under the terms of the agreement, the Company secured a fixed rate of 7.41% on the notional amount through January 25, 1996. During fiscal 1994, the Company purchased a 7.5% interest rate cap on $5 million notional amount effective May 1, 1995 through May 1, 1998. The interest rate swap and cap agreements have been entered into with major financial institutions that are expected to perform fully under the terms of the agreements.

     Cash outflows during fiscal 1994 for the groundwater remediation plan at its Ann Arbor facility, the settlement of lawsuits and associated legal expenses were $2.4 million, approximately $1.3 million of which was to construct the infrastructure for the remediation system. The groundwater remediation is expected to take up to an additional eight years and costs will be dependent upon the efficacy and duration of remediation efforts and obtaining a cost-free repository for treated groundwater. As of January 31, 1995, the Company had accrued $1.1 million for expenses related to this remediation and the settlement of private lawsuits. The Company currently estimates that additional remediation expenses and the costs of the settlement of private lawsuits for the second half of fiscal 1995 will be approximately $200,000. The infrastructure for the remediation system is substantially complete. The Company estimates that the annual operating costs for the remediation system will be in the range of $75,000 to $100,000.

                                    BUSINESS

GENERAL

     The Company designs, manufactures and markets a comprehensive line of specialty microfiltration products for the separation, purification and sterilization of liquids and gases. The Company's core technologies are the manufacturing of microporous membranes which serve as a barrier, filter or separator of microscopic particles and the packaging and sealing of these membranes into microfiltration products. The Company's products include syringe, capsule and cartridge filters, microporous membranes and other microfiltration products. Microfiltration products with healthcare applications account for over 60% of the Company's sales. These products are sold to biotechnology, pharmaceutical and healthcare companies for use in the research, development and manufacturing of new drugs and vaccines and their administration to patients. The Company believes that it offers a greater variety of membranes and microfiltration products in its markets than any other manufacturer and that it has built significant brand recognition, particularly in scientific and industrial laboratories. Nearly all of the Company's microfiltration products are disposable, and many are used in high volume applications requiring regular replacement.

     The Company's products are marketed worldwide for scientific and industrial applications in the biotechnology/pharmaceutical, medical/healthcare, high technology manufacturing and environmental markets. The Company's product lines include:

          - Laboratory products are utilized in the biotechnology and pharmaceutical markets for new drug and product development, sample preparation and testing, fluid sterilization, environmental testing and academic research.

          - Process filtration products are used in high technology manufacturing applications such as sterilization of pharmaceutical products, ultrapurification of water for the manufacture of semiconductor chips and the production of ultrapure chemicals.

          - Medical devices are used in healthcare applications such as the diagnosis and treatment of disease, delivery of intravenous solutions to patients and hemodialysis treatment.

          - Membranes are sold primarily to medical products manufacturers who incorporate them into products such as medical devices and diagnostic kits for early detection of pregnancy and monitoring levels of cholesterol and glucose.

     Over the last several years, the Company resolved environmental lawsuits relating to groundwater contamination at its Ann Arbor manufacturing facility, divested all non-core product lines and strengthened senior management. As a result of these actions, the Company has been able to focus on those microfiltration products which provide the Company a competitive advantage and brand name recognition. The Company has developed growth and operating strategies which focus its sales, marketing and manufacturing efforts on these products. These strategies have accelerated sales growth and improved profitability in the Company's operations. Year over year sales growth of the Company's core products increased from 5% in fiscal 1990 to 12% in fiscal 1994. The Company's operating earnings increased from $427,000 in fiscal 1990 to $9.2 million in fiscal 1994.

     The Company believes that the worldwide demand for microfiltration products in its markets is approximately $1.4 billion and is growing as a result of a broadening base for filter applications, increasing concern for consumer safety, a trend toward finer and more economical filtration, more stringent governmental regulations and intensive research efforts to find cures for contagious, genetic and other diseases. Management's strategy is to focus on geographic areas and product applications in which microfiltration needs are expected to exceed overall market growth. This growth strategy is being implemented by (a) focusing on the Company's microfiltration products with competitive advantages and brand name recognition; (b) strengthening the Company's international management team and distributor network in order to build its presence in the growing international marketplace; (c) marketing to large multinational companies the benefits of purchasing their worldwide filtration requirements from a single supplier; (d) accelerating new product development and introduction; and (e) pursuing new market opportunities for the Company's microfiltration products. The Company's internal projections reflect $200 million in sales in fiscal 1998 primarily as a result of growth in international sales. The Company believes that its existing manufacturing facilities can accommodate this sales growth. See "Investment Considerations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the other information included elsewhere herein or incorporated herein by reference, which prospective investors should consider prior to purchasing shares of the Common Stock offered hereby. In addition to sales growth, management has been implementing a strategy to increase profitability by (i) reducing product scrap and waste; (ii) increasing automation to reduce labor content; (iii) consolidating suppliers to improve the quality and reduce the cost of purchased materials; (iv) targeting sales efforts on high margin microfiltration products and membranes; and (v) increasing capacity utilization.

PRODUCT AND MARKET OVERVIEW

     Filtration is the process of separating particles of various sizes from liquids or gases, including (a) macrofiltration, for the separation of large-size particles visible to the naked eye (a grain of sand); (b) microfiltration, for the separation and removal of microscopic-sized particles (bacteria); and (c) reverse osmosis, for separation at the molecular level (desalination of saltwater). A filtration device consists of a plastic or metal housing and a filtration medium. Filtration media, which can be manufactured out of a variety of substances, act as the separator or barrier in the filtration process.

     Of the filtration processes, microfiltration has the most diverse applications. Microfiltration utilizes several different types of filtration media, including microporous and nylon membranes, glass fibers and ceramics. Microporous membranes are thin, film-like materials with millions of microscopic holes per square inch. These membranes are the most popular microfiltration media because they offer the following benefits: (i) removal of specifically-sized particles, (ii) configuration into a variety of shapes and sizes of filtration devices, and (iii) incorporation into economical, disposable filtration devices.

     The Company believes that worldwide demand for microfiltration products in its markets is $1.4 billion, two-thirds of which is from outside the United States. It is expected that the growth rate for sales of microfiltration products internationally will exceed that of the United States over the next several years, particularly in the Asia/Pacific Rim and Latin America. Growth opportunities in the Asia/Pacific Rim and Latin America should result primarily from increasing industrialization, the effects of government regulations and environmental concerns. Sales in Western Europe are growing primarily due to microfiltration demands from biotechnology, pharmaceutical and healthcare companies.

     The demand for microfiltration products in the United States is growing due to (a) a broadening base for filter applications, (b) increasing concern for consumer safety, (c) a trend toward finer and more economical filtration, (d) more stringent governmental regulations and (e) intensive research efforts to find cures for contagious, genetic and other diseases. In addition, demand is increasing for biomedical and diagnostic membranes for routine sterilization, cell cultures, protein separation and diagnostic tests.

GROWTH STRATEGY

     The Company's strategy is to expand its position as a manufacturer of microfiltration products to the biotechnology/pharmaceutical, medical/healthcare, high technology manufacturing and environmental markets by responding to customer needs with high quality products at competitive prices. Management expects to increase sales in excess of market growth by increasing international sales, expanding sales to existing customers, introducing new products and entering new markets with microfiltration products. The Company is implementing these sales and marketing strategies and making the infrastructure investments necessary to achieve the expected growth.

     The Company's growth strategy focuses on the following key factors:

     Key Products with Competitive Advantages and Brand Name Recognition. The Company is focusing its sales and marketing programs on those microfiltration products which have competitive advantages and brand name recognition. The Company has targeted these products because of their ease of use, novel and unique design and superior performance characteristics.

     International Sales Growth. Historically, the Company's worldwide sales have been divided approximately 65% U.S. and 35% international. The Company believes, however, that the worldwide market for microfiltration products is approximately 35% U.S. and 65% international. The Company's historical sales mix reflects its prior focus on domestic markets. The Company has redirected its marketing focus to take advantage of the significant demand for microfiltration products outside the United States. The Company believes that the international markets are growing due to demand from the scientific, medical and industrial communities and the effect of increasing government regulation. The Company has made investments to enhance its international marketing and distribution efforts, including expanding the number of international distributors and strengthening sales and marketing management in Japan, France and Germany, the Company's largest markets outside the United States. International sales are expected to become the fastest growing component of the Company's business.

     Focused Account Penetration. The Company has dedicated sales teams and other resources to develop global supplier agreements with large multinational biotechnology and pharmaceutical companies. This sales strategy is designed to market to these companies the benefits of purchasing their worldwide filtration requirements from the Company. Many of these companies require consistent microfiltration in their manufacturing processes -- from laboratory research through finished production -- and would benefit from the Company's ability to supply a wide variety of microfiltration products and its willingness to partner with customers in developing new products.

     Acceleration of New Product Development and Introduction. In the last two years, the Company has organized product development teams which are focused on understanding customer procedures and potential applications for the Company's microfiltration products and working with customers to develop innovative and creative products to address their filtration needs. These teams also identify product modifications to enhance performance of, and new applications for, the Company's existing product lines. In addition, the Company has succeeded in shortening the period of product development, introduction and commercialization of new and modified products from approximately 24 months to as little as 12 months, thereby accelerating revenue growth. The Company's marketing plans are developed, distribution agreements formulated and sales force trained concurrently with product development efforts.

     New Markets. The increased awareness of and need for sterilization, purification and separation of liquids and gases, as well as the use of membranes in other specialized applications, have created new market opportunities for the Company's products. The Company intends to examine and exploit opportunities in those emerging markets which the Company believes have significant growth opportunities, including medical, home healthcare, biotechnology and diagnostic applications.

OPERATING STRATEGY

     The Company continues its focus on increasing profitability by reducing product scrap and waste, reducing labor content, consolidating suppliers, improving product mix and increasing manufacturing efficiency and capacity utilization.

     Reduction of Product Scrap and Waste. The Company is reducing the amount of product scrap and waste by (a) increasing its quality standards for raw materials and plastic parts purchased from suppliers, (b) purchasing additional automated machinery and equipment and (c) implementing Company-wide continuous improvement programs. These programs are designed to identify sources of scrap, set goals for the reduction of scrap, eliminate waste and educate the work force to improve quality in the manufacturing process.

     Reduction of Labor Content. Management believes that it can increase profitability by investing in automated machinery and equipment. Automation reduces the labor content and improves the quality of the Company's microfiltration products. In fiscal 1994, the Company spent approximately $2 million to purchase machinery and equipment for its medical devices product line. To further increase automation, the Company plans to make expenditures of approximately $3 million in fiscal 1995 for its capsule and intravenous fluid filter manufacturing lines.

     Product Mix. In the last three years, the Company has increased its sales and marketing efforts to promote the sale of its higher margin laboratory and microporous membrane products. As a result of the improvement of its international distribution network and growth in the international markets, the Company expects to increase international sales of its laboratory products. The Company actively promotes the sale of membranes, primarily to manufacturers of medical products, through a dedicated sales force.

     Consolidation of Suppliers. The Company has reduced the number of its suppliers of raw materials and plastic parts by concentrating its purchases with those suppliers which meet the Company's high quality standards. The Company has recently been successful in negotiating volume price discounts with many of these suppliers. An increase in the quality of purchased materials has enabled the Company to reduce its incoming and in-process quality inspection expenses.

     Manufacturing Efficiency and Capacity Utilization. The Company's state-of-the-art manufacturing facility in Pensacola, Florida, completed in fiscal 1992, produces membranes more efficiently and at a lower cost than previously in Ann Arbor. The construction of the Pensacola facility allowed the Company to reengineer its plant lay-out in Ann Arbor which increased available manufacturing space, improved manufacturing efficiencies and reduced work-in-process inventory and scrap. The Company's existing facilities have the capacity to support additional sales growth.

PRODUCTS

     The Company's core technologies are the manufacturing of microporous membranes and the packaging and sealing of these membranes into microfiltration products. Microfiltration products manufactured by the Company using its proprietary membranes as the filtration media account for approximately 75% of sales. The remainder of the Company's products incorporate high quality filtration media such as nonwoven media and glass fiber purchased from third parties. These other filtration media allow the Company to complement its wide variety of microporous product offerings, particularly in the laboratory and process filtration product lines.

     The design, engineering and manufacturing of the filtration device is critical to the performance of a microfiltration product. The Company has the technical expertise to integrate various filtration media into custom-designed plastic housings. The Company uses state-of-the-art manufacturing processes to ensure the proper sealing of filtration media in these housings.

     The Company's revenues from the four major product lines for the last three fiscal years and for the six month periods ended January 31, 1994 and 1995 are as follows (in millions):

                                                                                    SIX MONTHS ENDED
                                                       YEAR ENDED JULY 31,            JANUARY 31,
                                                   ---------------------------      ----------------
                                                   1992       1993       1994       1994       1995
                                                   -----      -----      -----      -----      -----
Laboratory Products.............................   $35.1      $39.4      $41.0      $19.2      $21.4
Process Filtration Products.....................    17.8       18.3       20.4        9.8       11.7
Medical Devices.................................    13.1       14.8       18.4        8.3       10.3
Membranes.......................................     5.0        6.2        8.4        4.0        3.7

     The above table does not include sales from non-core products lines which have been divested in the past three years or sales of other miscellaneous products that are distributed by the Company's foreign subsidiaries on behalf of other manufacturers. Sales from the divested product lines and of other products totaled $10.5 million in fiscal 1992, $7.5 million in fiscal 1993 and $6.8 million in fiscal 1994, and $4.3 million and $1.2 million for the six months ended January 31, 1994 and 1995, respectively.

     Laboratory Products. Laboratory products are small volume filters utilized in research, clinical and industrial laboratories for new drug and product development and for sample preparation and fluid sterilization. These products are also used in environmental testing and manufacturing quality control operations. Nearly all of these filters are inexpensive, disposable items. The Company believes that its 30% U.S. market share of microfiltration products sold to the laboratory market makes it one of the largest manufacturers in this market. However, the Company believes that it can improve its international market share in laboratory products, which is currently less than 5%.

     Process Filtration Products. Process filtration products utilize microporous membranes in cartridge and capsule form for use in various process industry applications, such as the biotechnology/pharmaceutical, semiconductor and fine chemicals industries. In many manufacturing processes, these products are required to remove particles and contaminants, including bacteria, and for the clarification and purification of waters and chemicals. Process filtration products are disposable and require regular replacement.

     Medical Devices. The medical devices product line consists principally of three products: intravenous fluid filters, transducer protectors for hemodialysis equipment and insufflation filters for noninvasive laser and endoscopic surgery. In addition, the Company manufactures ophthalmic, cardiovascular, prebypass and respiratory filters. The Company's medical devices are sold primarily to major healthcare manufacturers for private label use. The Company sells a line of ready-to-market products and works with its healthcare manufacturer customers to develop custom products.

     Membranes. In addition to use in its own products, the Company sells microporous membranes to third parties who incorporate them into products such as diagnostic kits for early detection of pregnancy and monitoring levels of cholesterol and glucose. As the concern for controlling costs in the healthcare industry continues, new applications for membrane-based diagnostic kits are growing rapidly. Many of the Company's competitors do not manufacture their own membranes and have to purchase them at higher cost from suppliers. Membranes have higher gross profit margins than the Company's other products because they are produced on highly automated equipment with minimal handling costs.

SALES AND MARKETING

     The Company serves the U.S. laboratory markets through the four largest distributors serving these markets: Baxter International Inc., Curtin Matheson Scientific, Inc., Fisher Scientific International Inc. and VWR Corporation. The Company believes that sales by these distributors account for over 50% of the microfiltration products consumed in the U.S. laboratory market. Distributors enable the Company to reach thousands of end-user customers who have similar microfiltration needs.

     In the United States, the Company's process filtration products are sold through a network of distributors who specialize in products sold for a broad range of process applications. These distributors are supported by the Company's field sales organization which provides training and assistance in sales calls.

     The Company sells its medical devices and membranes throughout the world through a direct sales force. By using a direct sales force the Company is able to provide customized service to its end-user customers and utilize market feedback to develop new microfiltration applications.

     Internationally, the Company serves the laboratory and process filtration markets through a combination of a direct sales force and independent distributors. The Company has foreign sales and distribution subsidiaries operating in Australia, Canada, France, Germany, Ireland, Italy, Japan and the United Kingdom.

RESEARCH AND PRODUCT DEVELOPMENT

     The Company maintains a strong commitment to applied research and development. The Company's product development efforts are focused on the enhancement of existing product lines and development of new products based on the Company's existing technologies and production capabilities. The Company employs a staff of approximately 70 in its research and development department, including experienced polymer chemists, biochemists, engineers and laboratory technicians. Research and development expenditures were $3.2 million, $4.1 million and $4.9 million in fiscal 1992, 1993 and 1994, respectively.

CUSTOMERS

     The Company believes that no end-user of any of its products accounts for more than 5% of sales. Sales by the Company to three U.S. distributors of its laboratory products accounted for 23% of total sales in fiscal 1994. The loss of any one of these distributors could have an adverse effect on the Company. Management believes the loss of any one of these distributors is unlikely due to the Company's long-term relationship with these distributors and the investments made by these distributors in inventory, promotional programs and training of their sales forces. Baxter International Inc., which distributes the Company's products through its

Baxter Scientific Products Division and purchases the Company's products through its Baxter Healthcare Division, a manufacturer of healthcare products, accounted for $10.5 million or 11.1% of sales in fiscal 1994.

COMPETITION

     The filtration and separation industry is fragmented, with many firms developing expertise in specialized applications. The Company's primary competitors are Millipore Corporation, Pall Corporation and, to a lesser extent, Sartorious Membranfilter GmbH.

     The Company believes that it offers a greater variety of membranes and microfiltration products in its markets than any other manufacturer in the world. The Company competes with other manufacturers based on a variety of factors, including product innovation and performance, price and customer service. The Company has developed many of its microfiltration products in conjunction with its customers, which have worked closely with the Company during the design process. The Company believes that these close working relationships with its customers in the development of specialized products gives it a competitive advantage over other manufacturers.

PROPERTIES

     Summary information on the Company's principal manufacturing and distribution facilities is as follows:

                            APPROXIMATE
       LOCATION            SQUARE FOOTAGE     OWNED/LEASED
- ----------------------     --------------     ------------
Ann Arbor, Michigan            180,000            Owned
Ann Arbor, Michigan             20,000           Leased
Pensacola, Florida              58,000            Owned
Pleasanton, California          18,000           Leased

All of the Company's membranes are manufactured at its Pensacola facility and are either sold directly to customers or shipped to its Ann Arbor facility and incorporated into the Company's microfiltration products. Stainless steel housings for process filtration devices are manufactured at the Company's Pleasanton facility. The Company purchases all of the plastic components for its filters.

INTELLECTUAL PROPERTY

     The Company has 137 active patents and 125 registered and 58 unregistered trademarks throughout the world. The Company does not consider any one of these patents or trademarks to be materially important to its business. The Company relies to a great extent on its technological skills and product development achievements to compete effectively.

RAW MATERIAL SUPPLIERS

     The primary raw materials used by the Company are polymers, solvents and plastic injection molded components. The Company has not experienced a shortage of any of its raw materials in the past three years. The Company believes that there is an adequate supply of all of its raw materials at competitive prices from a variety of suppliers.

EMPLOYEES

     The Company has approximately 825 employees. The Company's hourly employees are not represented by a collective bargaining agreement. The Company believes that relations with employees are good. There have been no work stoppages due to labor difficulties.

FINANCIAL SEGMENTS AND INFORMATION REGARDING GEOGRAPHIC AREAS

     The Company reports financial information for two industry segments:
Filtration Products and Health Products. See Note I to the Consolidated Financial Statements. Filtration Products are primarily comprised of laboratory products, certain membranes and process filtration products for the biotechnology, pharmaceutical, environmental and industrial markets. Health Products are primarily comprised of products for the medical and healthcare industries, including custom-manufactured disposable filters and certain membranes for original equipment manufacturers in the healthcare field.

     The Company has foreign subsidiaries operating in Australia, Canada, France, Germany, Ireland, Italy, Japan and the United Kingdom. These operations are sales and distribution facilities. All of the Company's products are manufactured in the United States. The Company sells directly to non-owned foreign distributors in many regions of the world. See Note I to the Consolidated Financial Statements.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to extensive federal, state and local regulation under environmental laws and regulations concerning, among other things, emissions into the air, discharges into the water and the generation, handling, storage, transportation, treatment and disposal of wastes and other materials. Inherent in the Company's manufacturing operations is the risk of environmental liabilities which cannot be predicted with certainty. The Company has incurred and will continue to incur environmental regulatory compliance costs on an ongoing basis associated with the operation of its business.

     Until May 1986, the Company used 1,4-dioxane, an organic chemical, in manufacturing processes at its manufacturing facility in Ann Arbor and stored and disposed of waste water using methods then permitted by the responsible governmental agencies for this chemical. In January 1986, 1,4-dioxane was determined to be present in groundwater wells near the Company's manufacturing plant. Under an October 1992 consent judgment resolving litigation with the State of Michigan, the Company is remediating this contamination without admitting wrongdoing. The Company has resolved eight of ten private lawsuits related to groundwater contamination. The Company has been successful in defense of the remaining two lawsuits in the trial courts; however, the verdicts are being appealed by the plaintiffs. The Company believes that the ultimate resolution of these lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

     The remediation plan requires the Company to treat the groundwater to the extent necessary to reduce the contaminants to a defined level. Management estimates that remediation will take eight years. Total costs to the Company of pollution-related activities will be dependent upon the efficacy and duration of the remediation plan, obtaining a cost-free repository for treated groundwater and settlement of private environmental lawsuits. As of January 31, 1995, the Company had accrued $1.1 million to cover the future costs and expenses of the remediation plan and settlement of private environmental lawsuits. The Company believes that the reserve is adequate to cover all such future costs and expenses; however, there can be no assurance that future events will not have an effect on the amount of the required reserve. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note G to the Consolidated Financial Statements.

LEGAL PROCEEDINGS

     The Company, in the normal course of business, is involved in incidental, routine litigation. In the opinion of management, currently pending legal proceedings and claims against the Company will not individually or in the aggregate have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of the Company:


             NAME                AGE                   POSITION WITH THE COMPANY
- ------------------------------   ---    --------------------------------------------------------
Charles Gelman................   63     Chairman of the Board, Chief Executive Officer and a
                                        Director
Kim A. Davis..................   43     President, Chief Operating Officer and a Director
James C. Marshall.............   51     Senior Vice President
Robert L. Buker...............   47     Vice President, Corporate Communications
Alfred G. Craske..............   51     Vice President, Marketing
James J. Fahrner..............   43     Vice President-Finance, Treasurer and Chief Financial
                                        Officer
Mark A. Sutter................   33     Vice President, Research & Development
Edward J. Levitt..............   50     Secretary and Corporate Counsel
Robert M. Collins.............   63     Director
John A. Geishecker, Jr. ......   57     Director
Saul H. Hymans................   57     Director
Hajime Kimura.................   44     Director
Nina I. McClelland............   65     Director
Charles Newman................   53     Director


     Charles Gelman founded the Company in 1959. He was the Company's President from 1974 to April 1988 and from October 1990 to May 1993. He has been the Company's Chairman, Chief Executive Officer and a director since 1974.


     Kim A. Davis was appointed President and Chief Operating Officer of the Company in May 1993 and was elected a director of the Company on March 18, 1995. Mr. Davis is responsible for worldwide operations including sales, marketing and manufacturing. From January 1991 to May 1993, Mr. Davis was Chief Operating Officer of Promega Corporation, a Wisconsin-based biotechnology company. Prior to joining Promega, Mr. Davis was president and chief executive officer of a privately-held engineering graphics software company from November 1989.


     James C. Marshall is Senior Vice President responsible for manufacturing operations in Pensacola, Florida. Prior to that, he was responsible for the Company's Ann Arbor Operations, and has worked in the manufacturing function for the Company for over 30 years.

     Robert L. Buker has been Vice President of Corporate Communications since December 1994. He was Vice President, Marketing, from January 1994 to December 1994. Previously, he was Vice President of Corporate Communications, and Director, Corporate Communications since June 1986.

     Alfred G. Craske was hired as Vice President, Marketing, in December 1994. Mr. Craske was the Vice President, Marketing and Sales for Difco Laboratories, a provider of media products for growth of microbiological organisms, from September 1993 to November 1994. From May 1991 to May 1993, he was Vice President, Marketing and Sales of Hitachi Instruments, Inc., a distributor of scientific products. Prior thereto, Mr. Craske was Vice President, Marketing and Sales for Extrel Corporation.

     James J. Fahrner was hired as Vice President-Finance, Treasurer and Chief Financial Officer in November 1990. Previously, Mr. Fahrner was a Vice President and Treasurer of J.P. Industries, Inc., a manufacturer of industrial and consumer durable goods, from November 1989 to September 1990.

     Mark A. Sutter was appointed as Vice President, Research & Development in May 1992, and is responsible for all research and development activities. Previously, Mr. Sutter served as Director of Membrane

Research & Development and Cartridge Capsule Product Development and in various marketing functions for the Company since January 1986.

     Edward J. Levitt was appointed as Secretary of the Company in March 1994. From December 1991 to March 1994, Mr. Levitt was Assistant Vice President-Legal. Since April 1989, Mr. Levitt has served as Corporate Counsel.

     Robert M. Collins has been a director of the Company since June 1994. Mr. Collins has been an independent consultant since April 1991. Prior to that, he was President of Cobe Laboratories, Inc., a medical supply company, from 1989 to April 1991.

     John A. Geishecker, Jr. has been a director of the Company since 1978. Mr. Geishecker has been Vice President-Planning and Finance, of Rule Industries, a diversified manufacturer, for more than five years.

     Saul H. Hymans has been a director of the Company since 1980. Dr. Hymans is a professor of Economics and Statistics and the Director of Research Seminars in Quantitative Economics and has been a faculty member of the University of Michigan since 1964.

     Hajime Kimura has been a director of the Company since September 1994. Dr. Kimura has been President and Chief Executive of JMS Co. Ltd., a large Japanese medical supply company, since August 1994 and was employed in various positions at JMS for the five years prior to his appointment as President.

     Nina I. McClelland has been a director of the Company since 1989. Dr. McClelland has been the Chairman of the Board and an executive officer of the National Sanitation Foundation since 1980. She is also an Adjunct Professor, School of Public Health, at the University of Michigan.

     Charles Newman has been a director of the Company since May 1992. Mr. Newman has been President of ReCellular Inc., manufacturer of cellular phones, since 1989.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 15,000,000 shares of Common Stock, $.10 par value, and 500,000 shares of Preferred Stock, $1.00 par value. As of February 23, 1995, there were 6,235,625 shares of Common Stock outstanding, which were held beneficially by approximately 1,200 shareholders. There are currently no shares of Preferred Stock outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held. All outstanding shares of Common Stock are, and those offered hereby will be, validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to shareholders are distributable ratably among the holders of Common Stock at that time outstanding, subject to prior distribution rights of creditors of the Company and of holders of any Preferred Stock then outstanding. The Common Stock does not have preemptive or other subscription rights, any conversion rights or any redemption rights.

     Chapters 7A and 7B of the Michigan Business Corporation Act (the "MBCA") may affect attempts to acquire control of the Company. In general, under Chapter 7A of the MBCA, "business combinations" (defined to include, among other transactions, certain mergers, share exchanges, sales or other dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can only be consummated if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The Board of Directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders, but has not currently elected to be subject to Chapter 7A. Upon completion of the Offering, Charles Gelman will continue to beneficially own approximately 17% of the outstanding Common Stock and, if the Board of Directors elects to have the Company subject to Chapter 7A, Mr. Gelman would be able to prevent the attainment of the required approval by holders of 90% or more of the outstanding shares of the Common Stock.

     In general, under Chapter 7B of the MBCA, an entity that acquires "controlling shares" of the Company may vote the controlling shares on any matter only if a majority of all shares, and of all non-"interested shares," of each class of stock entitled to vote as a class, approve such voting rights. Interested shares are shares owned by officers of the Company, employee-directors of the Company and the entity making the acquisition of controlling shares. Controlling shares are shares that, when added to shares already owned by a person, would give the person voting power in the election of directors over any of three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. Chapter 7B currently applies to the Company. However, the Board of Directors could amend the Company's Restated By-laws (the "By-laws") before a "control share acquisition" occurs to provide that Chapter 7B does not apply to the Company.

     The Company's Restated Articles of Incorporation, as amended (the "Articles") and By-laws provide for staggered terms for the election of directors. As a result, at least two annual meetings will generally be required for shareholders to elect a majority of the Board of Directors. Directors are divided into three classes, with each class elected once every three years. The By-laws provide that directors may only be removed for cause.

     The By-laws establish procedures, including advance notification to the Company, that a shareholder must follow to place the name of any person in nomination for election to the Company's Board of Directors. In general, notice must be received not less than 60 nor more than 90 days prior to the date of the annual meeting and must contain certain specified information, including in part, the name of the proposed nominee, certain biographical and other information with respect to such nominee and certain information concerning the shareholder submitting the proposal.

     The Articles permit corporate action to be taken by written consent of the minimum percentage required by statute for the proposed corporate action without a formal meeting of shareholders. The Articles further provide that the Company is required to give notice of any such consent action to all non-consenting shareholders.

     The transfer agent and registrar for the Common Stock is Society National Bank. The Common Stock of the Company is listed on the American Stock Exchange under the symbol "GSC".

PREFERRED STOCK

     The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series. The issuance of Preferred Stock could be used, under certain circumstances, as a method of preventing a takeover of the Company and could permit the Board of Directors, without any action by the holders of Common Stock, to issue Preferred Stock which could have a detrimental effect on the rights of holders of Common Stock, including the loss of voting control. Anti-takeover provisions that could be included in the terms of any Preferred Stock issued may depress the market price of the Company's Common Stock and may limit the ability of shareholders to receive a premium on their shares by discouraging takeover and tender offer bids. The Company has no present plans to issue any shares of Preferred Stock.

                                  UNDERWRITING


     The several Underwriters named below have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the aggregate number of shares of Common Stock (assuming the Underwriters' over-allotment option is not exercised) set forth below opposite their respective names.



                                                                              NUMBER OF
                                   UNDERWRITERS                                SHARES
        -------------------------------------------------------------------   ---------
        Cleary Gull Reiland & McDevitt Inc. ...............................
        McDonald & Company Securities, Inc. ...............................
        Roney & Co. .......................................................
             Total.........................................................   1,250,000
                                                                              =========


     The Underwriting Agreement provides that all of the shares of Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased.


     The Company has been advised that the several Underwriters propose to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and may offer to selected dealers at such price
less a concession of not more than $       per share; that the Underwriters may
allow and such dealers may reallow a concession of $       per share on sales to
certain other dealers; and that the public offering price and concessions and reallowances to dealers may be changed by the Underwriters.



     The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 187,500 shares of Common Stock to cover over-allotments, at the same price per share being paid by the Underwriters for the other shares offered hereby. If the Underwriters exercise this option in whole or in part, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments, if any, made in connection with the Offering made hereby.


     The Company and its present executive officers and directors have agreed with the Underwriters that they will not offer or sell any shares of the Common Stock for 120 days from the effective date of the Registration Statement without the prior written consent of Cleary Gull Reiland & McDevitt Inc.; provided, however, that commencing 30 days after the effective date of the Registration Statement, non-employee directors of the Company collectively have the right to sell up to 11,000 shares of the Common Stock.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Brouse & McDowell, a Legal Professional Association, Akron, Ohio, and for the Underwriters by Godfrey & Kahn, S.C., Milwaukee, Wisconsin.

                                    EXPERTS

     The Consolidated Financial Statements of the Company included in this Prospectus have been audited by Coopers & Lybrand, L.L.P., independent auditors, to the extent and for the periods indicated in their report with respect thereto which includes an explanatory paragraph indicating that the ultimate costs of the remediation program agreed to by the Company could exceed the amount estimated and accrued at July 31, 1994, and are included herein or incorporated by reference in reliance on the aforementioned report given on September 22, 1994 and upon the authority of said firm as experts in accounting and auditing.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditor's Report.......................................................    F-2
  Consolidated Balance Sheets as of July 31, 1993 and 1994...........................    F-3
  Consolidated Statements of Operations for the Years Ended July 31, 1992, 1993 and
     1994............................................................................    F-4
  Consolidated Statements of Cash Flows for the Years Ended July 31, 1992, 1993 and
     1994............................................................................    F-5
  Consolidated Statements of Stockholders' Equity for the Years Ended July 31, 1992,
     1993
     and 1994........................................................................    F-6
  Notes to Consolidated Financial Statements.........................................    F-7
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
  Condensed Consolidated Balance Sheets as of January 31, 1994 and 1995
     (unaudited).....................................................................   F-16
  Condensed Consolidated Statements of Operations for the Six Months Ended
     January 31, 1994 and 1995 (unaudited)...........................................   F-17
  Condensed Consolidated Statements of Cash Flows for the Six Months Ended
     January 31, 1994 and 1995 (unaudited)...........................................   F-18
  Notes to Condensed Consolidated Financial Statements (unaudited)...................   F-19

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Gelman Sciences Inc.
Ann Arbor, Michigan

     We have audited the consolidated balance sheets of Gelman Sciences Inc. and Subsidiaries as of July 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended July 31, 1994, included on pages F-3 through F-15, inclusive. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gelman Sciences Inc. and Subsidiaries as of July 31, 1994 and 1993, and the consolidated results of their operations and cash flows for each of the three years in the period ended July 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note G to the financial statements, the Company has agreed to perform a remediation program for groundwater contamination. The ultimate costs of this remediation program could exceed the amount estimated and accrued at July 31, 1994.

COOPERS & LYBRAND L.L.P.

Detroit, Michigan
September 22, 1994

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                               JULY 31,
                                                                         ---------------------
                                                                           1993         1994
                                                                         --------     --------
                                            ASSETS

Current Assets
  Cash.................................................................  $  1,142     $  1,525
  Accounts receivable less allowances (1993 - $927; 1994 - $790).......    17,088       20,859
  Inventories
     Finished products.................................................     5,841        5,790
     Work in process...................................................     2,638        1,555
     Raw materials and purchased parts.................................     4,507        6,645
                                                                         --------     --------
                                                                           12,986       13,990
  Other current assets.................................................     3,600        3,849
                                                                         --------     --------
          Total Current Assets.........................................  $ 34,816     $ 40,223
Property, Plant and Equipment
  Land.................................................................     1,429        1,433
  Buildings and improvements...........................................    16,937       18,851
  Equipment............................................................    43,816       43,270
                                                                         --------     --------
                                                                           62,182       63,554
  Less allowances for depreciation.....................................   (34,972)     (34,392)
                                                                         --------     --------
                                                                           27,210       29,162
Intangibles and Other Assets...........................................     1,469        2,302
                                                                         --------     --------
          Total Assets.................................................  $ 63,495     $ 71,687
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes payable to banks...............................................  $  1,415     $  1,549
  Accounts payable.....................................................     5,214        5,611
  Compensation and amounts withheld....................................     4,361        4,273
  Other accrued expenses...............................................     3,329        3,511
  Current maturities of long-term debt.................................     1,364        1,829
                                                                         --------     --------
          Total Current Liabilities....................................    15,683       16,773
Long-Term Debt, exclusive of current maturities........................    22,490       21,820
Other Long-Term Liabilities............................................     3,066        2,659
Stockholders' Equity
  Preferred stock, par value $1.00 per share -- authorized shares
     500,000, none outstanding.........................................        --           --
  Common stock, par value $.10 per share -- issued and outstanding
     2,597,000 shares in 1993 and 6,131,000 shares in 1994.............       260          613
  Additional capital...................................................    12,508       14,055
  Retained earnings....................................................    12,345       17,092
  Foreign currency translation adjustments.............................    (1,265)        (875)
  Less loan to Employee Stock Ownership Plan...........................      (600)        (450)
  Note receivable -- common stock......................................      (992)          --
                                                                         --------     --------
          Total Stockholders' Equity...................................    22,256       30,435
                                                                         --------     --------
          Total Liabilities and Stockholders' Equity...................  $ 63,495     $ 71,687
                                                                         ========     ========

                See notes to consolidated financial statements.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      YEAR ENDED JULY 31,
                                                                -------------------------------
                                                                 1992        1993        1994
                                                                -------     -------     -------
Net sales.....................................................  $81,460     $86,209     $94,963
Costs and expenses
  Cost of products sold.......................................   42,961      43,664      47,253
  Selling and administrative..................................   29,232      31,044      33,785
  Research and development....................................    3,242       4,139       4,877
  Pollution -- related expenses...............................    4,988         543          --
  Other expense (income) -- net...............................     (482)         81        (178)
                                                                -------     -------     -------
                                                                 79,941      79,471      85,737
                                                                -------     -------     -------
Operating earnings............................................    1,519       6,738       9,226
Interest expense..............................................    2,590       2,006       1,689
                                                                -------     -------     -------
Earnings (loss) before income taxes and extraordinary item....   (1,071)      4,732       7,537
Income taxes (credit).........................................     (212)      2,030       2,600
                                                                -------     -------     -------
Net earnings (loss) before extraordinary item.................     (859)      2,702       4,937
                                                                -------     -------     -------
Extraordinary item............................................      352          --         183
                                                                -------     -------     -------
Net earnings (loss)...........................................  $(1,211)    $ 2,702     $ 4,754
                                                                =======     =======     =======
Primary earnings (loss) per share before extraordinary item...    $(.15)       $.47        $.78
                                                                  =====        ====        ====
Primary earnings (loss) per share.............................    $(.21)       $.47        $.75
                                                                  =====        ====        ====
Fully diluted earnings (loss) per share before extraordinary
  item........................................................    $(.15)       $.45        $.78
                                                                  =====        ====        ====
Fully diluted earnings (loss) per share.......................    $(.21)       $.45        $.75
                                                                  =====        ====        ====

                See notes to consolidated financial statements.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEAR ENDED JULY 31,
                                                             ----------------------------------
                                                               1992         1993         1994
                                                             --------     --------     --------
Operating Activities
  Net earnings (loss)......................................  $ (1,211)    $  2,702     $  4,754
  Extraordinary loss related to early extinguishment of
     debt, before tax benefit..............................        --           --          295
  Depreciation and amortization............................     4,219        4,452        4,396
  Increase (decrease) in deferred income taxes.............    (1,661)         275          627
  Loss (gain) on sale of property, plant and equipment.....        90           31         (196)
  Stock issued for employee service........................        62          300          360
  Contribution to employee stock ownership plan............       150          150          150
  (Increase) decrease in inventories.......................       736          (47)      (1,431)
  (Increase) decrease in accounts receivable...............       173       (1,051)      (3,391)
  (Increase) decrease in other current assets..............     1,919         (433)        (276)
  Increase (decrease) in current liabilities...............      (554)       2,285          382
  Increase (decrease) in liabilities for environmental
     activities............................................     4,523         (515)      (1,154)
  Other....................................................        (4)          21          (25)
                                                             --------     --------     --------
     Net Cash Provided by Operating Activities.............     8,442        8,170        4,491
                                                             --------     --------     --------

Financing Activities
  Long-term debt borrowings................................    24,125       25,700       33,011
  Net increase (decrease) in short-term borrowings.........        40         (116)         114
  Principal payments on long-term debt.....................   (28,836)     (28,327)     (33,196)
  Fees paid on early retirement of debt....................        --           --          (52)
  Tax benefit from exercised stock options.................        --           --          608
  Proceeds from exercised stock options....................        --          389          924
  Payment received -- note receivable common stock.........        --           --          992
                                                             --------     --------     --------
     Net Cash Provided by (Used In) Financing Activities...    (4,671)      (2,354)       2,401
                                                             --------     --------     --------

Investing Activities
  Capital expenditures.....................................    (4,027)      (5,860)      (6,682)
  Proceeds from sale of property, plant and equipment......        83           50          537
  (Increase) decrease in intangibles and other assets......       263           66         (347)
                                                             --------     --------     --------
     Net Cash Used in Investing Activities.................    (3,681)      (5,744)      (6,492)
                                                             --------     --------     --------

Effects of Exchange Rate Changes on Cash...................       (34)         203          (17)
                                                             --------     --------     --------
Net Change in Cash.........................................        56          275          383
Cash at Beginning of Year..................................       811          867        1,142
                                                             --------     --------     --------
Cash at End of Year........................................  $    867     $  1,142     $  1,525
                                                             ========     ========     ========

                See notes to consolidated financial statements.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       LOAN TO
                                                                          FOREIGN     EMPLOYEE       NOTE
                                                                         CURRENCY       STOCK     RECEIVABLE
                                       COMMON   ADDITIONAL   RETAINED   TRANSLATION   OWNERSHIP     COMMON
                                       STOCK     CAPITAL     EARNINGS   ADJUSTMENTS     PLAN        STOCK
                                       ------   ----------   --------   -----------   ---------   ----------
Balances at July 31, 1991.............  $252     $ 11,765    $ 10,854     $  (835)      $(900)      $ (992)
                                       ------   ---------    --------   ---------     -------     --------
  Net loss for 1992...................    --           --      (1,211)         --          --           --
  Stock issued -- 14,370 shares.......     1           61          --          --          --           --
  Currency translation adjustments....    --           --          --         506          --           --
  ESOP loan payment...................    --           --          --          --         150           --
                                       ------   ---------    --------   ---------     -------     --------
Balances at July 31, 1992.............   253       11,826       9,643        (329)       (750)        (992)
                                       ------   ---------    --------   ---------     -------     --------
  Net earnings for 1993...............    --           --       2,702          --          --           --
  Stock issued -- 68,050 shares.......     7          682          --          --          --           --
  Currency translation adjustments....    --           --          --        (936)         --           --
  ESOP loan payment...................    --           --          --          --         150           --
                                       ------   ---------    --------   ---------     -------     --------
Balances at July 31, 1993.............   260       12,508      12,345      (1,265)       (600)        (992)
                                       ------   ---------    --------   ---------     -------     --------
  Net earnings for 1994...............    --           --       4,754          --          --           --
  Stock issued -- 161,270 shares......    16        1,276          --          --          --           --
  ESOP loan payment...................    --           --          --          --         150           --
  Three-for-two common stock splits...   337         (337)         (7)         --          --           --
  Tax benefit from exercise of stock
     options..........................    --          608          --          --          --           --
  Currency translation adjustments....    --           --          --         390          --           --
  Officer loan repayment..............    --           --          --          --          --          992
                                       ------   ---------    --------   ---------     -------     --------
Balances at July 31, 1994.............  $613     $ 14,055    $ 17,092     $  (875)      $(450)          --
                                       ======   =========    ========   =========     =======     ========

                See notes to consolidated financial statements.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany accounts and transactions. The financial data of foreign subsidiaries is translated using current exchange rates at the end of the year for balance sheet accounts and average exchange rates for operations. Translation gains and losses are reflected in stockholders' equity, while transaction gains and losses are reflected in the statements of operations. Foreign exchange transaction gains (losses) of $264,000, $(129,000) and $77,000 were recognized in fiscal 1992, 1993 and 1994, respectively.

     Inventories: Inventories are stated at the lower of cost or market. Cost was determined by the last-in, first-out (LIFO) method at the U.S. locations, representing approximately 69% and 78% of the July 31, 1993 and 1994 inventories, respectively, and by the first-in, first-out (FIFO) method for the foreign locations. The current cost of inventories exceeded their LIFO carrying amount by approximately $2,220,000 and $2,556,000 at July 31, 1993 and 1994, respectively.

     Properties and Depreciation: Properties are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful life of the related asset. Included in property, plant and equipment are capitalized computer software costs. At July 31, 1993 and 1994 the unamortized amount of these costs was $246,000 and $92,700, respectively, and the amount amortized and charged to expense was $194,000, for each of the two fiscal years ended July 31, 1993 and 1992 and $153,300 for the fiscal year ended July 31, 1994. The Company capitalized interest costs of $91,000 in 1994, associated with the construction of certain capital assets. No interest was capitalized in fiscal 1993 and 1992.

     Intangibles: Intangibles consist principally of the excess of cost over net assets of acquired companies, amortized over 30 years.

     Income Taxes: Effective fiscal year 1992, the Company elected to adopt Statement of Financial Account Standard No. 109 -- Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or the tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The statement allows recognition of future tax benefits based on a realization test of "more likely than not." The cumulative effect of adopting SFAS No. 109 was not material.

     Earnings (Loss) Per Share: Primary earnings per share for fiscal 1992, 1993 and 1994 are based on the weighted average of common and common equivalent shares of 5,661,749, 5,750,543 and 6,307,388, respectively. Common share equivalents included in the computation represent shares issuable upon assumed exercise of stock options and warrants which would have dilutive effect in years where there are earnings. Fully diluted earnings per share for fiscal 1993 is based on the weighted average of common and common equivalent shares of 5,952,710. Full dilution had no material effect on earnings per share in fiscal 1992 and 1994. All per share amounts have been restated to retroactively reflect the two stock splits in fiscal 1994.

     Financial Instruments: The Company enters into certain financial instruments to reduce exposure to fluctuating foreign currency exchange rates and interest rates. Gains and losses on contracts which hedge specific foreign currency denominated transactions are deferred and recognized in the period in which the transaction is completed. Realized and unrealized gains and losses on other forward exchange contracts are recorded as other expense (income) currently. The Company enters into interest rate financial instruments to manage exposure to interest rate fluctuations. The difference to be paid or received on a interest rate swap agreement is included in interest expense currently. The fee paid on a interest rate cap agreement is amortized over the life of the agreement.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

NOTE B -- FINANCING

     Financing consisted of the following obligations:

                                                                                  JULY 31,
                                                                             ------------------
                                                                              1993       1994
                                                                             -------    -------
                                                                               (in thousands)
Borrowings under revolving credit agreement...............................   $11,700    $13,000
Borrowings under term loan agreement due December 31, 1995................     4,750      4,000
Industrial Development Revenue Bonds with maturities through July 1,
  2004....................................................................     5,336      5,045
Note payable, State of Michigan, bearing interest at 7.5%, through January
  6, 2002.................................................................       975        850
Notes payable to banks....................................................     1,415      1,549
Other.....................................................................     1,093        754
                                                                             -------    -------
Total debt................................................................    25,269     25,198
Less current maturities and short-term debt...............................     2,779      3,378
                                                                             -------    -------
Long-term debt............................................................   $22,490    $21,820
                                                                             =======    =======

     Notes payable to banks of $1,549,000 are short-term borrowings under foreign subsidiaries' local currency credit lines, supported by a parent guarantee.

     The Company has a three-year unsecured revolving credit agreement that expires December 31, 1996. The amount of the commitment is $22,500,000. The agreement contains certain financial covenants of which the most restrictive requires that the interest coverage ratio be not less than 2.25 to 1.0 for the twelve month period preceding the date of determination. Various interest rate options are available under the agreement; at July 31, 1994, the option selected charged interest at 5.7%.

     The Company redeemed the 7.98% Industrial Development Revenue Bonds issued in 1989. The redemption was funded by the issuance of 1994 Industrial Development Revenue Bonds in the amount equal to the principal balance of the 1989 Bonds of $5.1 million. The 1994 bonds bear interest at 120% of the 90 day Eurodollar rate (approximately 6% as of July 31, 1994) with principal and interest due quarterly through July, 2004. The Company recorded a charge of $295,000 net of $112,000 tax benefit, or $.03 per share, to write-off deferred finance charges and record a redemption premium and fees related to the 1989 Bonds.

     During fiscal 1994, the Company also renegotiated the interest rate on the term loan from prime plus 1% to a Eurodollar rate plus an applicable margin (approximately 6.3% as of July 31, 1994).

     Maturities of long-term debt for the five fiscal years following July 31, 1994 are as follows: $1,829,000 in 1995; $16,612,000 in 1996; $565,000 in 1997;
$598,000 in 1998; $634,000 in 1999 and $3,411,000 thereafter. Interest paid during the years ended July 31, 1992, 1993 and 1994 was $2,611,000, $2,020,000
and $1,433,000, respectively.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

NOTE C -- INCOME TAXES

     The components of earnings (loss) before income taxes and extraordinary items consisted of the following:

                                                                       1992       1993      1994
                                                                      -------    ------    ------
                                                                            (in thousands)
U.S................................................................   $(1,339)   $5,336    $6,132
Foreign............................................................       268      (604)    1,405
                                                                      -------    ------    ------
                                                                      $(1,071)   $4,732    $7,537
                                                                      =======    ======    ======

     The provision (benefit) for income taxes is as follows:

                                                                       1992       1993      1994
                                                                      -------    ------    ------
                                                                            (in thousands)
Current payable:
  U.S..............................................................   $ 1,163    $1,481    $1,469
  State............................................................        --       149        88
  Foreign..........................................................       253       138       489
Deferred (credit):
  U.S..............................................................    (1,642)      277       556
  Foreign..........................................................        14       (15)       (2)
                                                                      -------    ------    ------
                                                                      $  (212)   $2,030    $2,600
                                                                      =======    ======    ======

     Income tax benefit attributable to the extraordinary items in fiscal years 1992 and 1994 amounted to $206,000 and $112,000, respectively.

     A reconciliation between the provision (benefit) for income taxes and the amount compared through the application of the U.S. statutory tax rate (34%) to earnings (loss) before income taxes and extraordinary items is as follows:

                                                                       1992      1993      1994
                                                                       -----    ------    ------
                                                                            (in thousands)
Income taxes (benefit) at the statutory rate........................   $(364)   $1,609    $2,563
Add (deduct):
  Effect of foreign losses that had no tax benefit..................     202       342        47
  Foreign rates in excess of U.S. statutory rate....................     (26)      (30)      104
  Non-deductible travel and entertainment...........................      19        13        34
  Benefit of net operating loss carryforward........................     (59)      (13)     (161)
  State income taxes, net of federal income tax benefit.............      --        98        58
  Foreign sales corporation benefit.................................      --       (10)      (26)
  Other items, net..................................................      16        21       (19)
                                                                       -----    ------    ------
                                                                       $(212)   $2,030    $2,600
                                                                       =====    ======    ======

     Deferred income taxes for fiscal 1993 and 1994 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

     Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                                                JULY 31,
                                                                          ---------------------
                                                                           1993           1994
                                                                          ------         ------
                                                                             (in thousands)
Deferred tax assets
  Allowance for doubtful accounts....................................     $  161         $  146
  Litigation accruals................................................        161             91
  Inventory-related transactions.....................................        283            283
  Administrative and general expenses not currently deductible.......        670            779
  Environmental accrual..............................................      1,184            720
  Foreign operating loss carryforwards...............................        624            460
                                                                          ------         ------
                                                                           3,083          2,479
Less excess tax over book depreciation and amortization..............      1,537          1,676
                                                                          ------         ------
Gross deferred tax asset.............................................      1,546            803
Valuation allowance..................................................       (624)          (460)
                                                                          ------         ------
Net deferred tax asset...............................................     $  922         $  343
                                                                          ======         ======
Current deferred tax asset...........................................     $1,494         $1,506
                                                                          ======         ======
Non-current deferred tax liability...................................     $  572         $1,163
                                                                          ======         ======

     The Company has a 100% valuation allowance on all foreign subsidiary operating loss carryforwards. Net current deferred tax assets of $1,494,000 and $1,506,000 for fiscal 1993 and 1994, respectively are included in other current assets and net non-current liabilities of $572,000 and $1,163,000 for fiscal 1993 and 1994, respectively, are included in other long-term liabilities based on their relationship to assets and liabilities that generated the temporary difference.

     Income taxes paid during the years ended July 31, 1992, 1993, and 1994 were $1,229,000, $2,190,000 and $1,210,000, respectively. Taxes paid in 1994 reflect the benefit received from the exercise of stock options under the non-qualified stock option plan.

     No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries since those earnings are expected to be reinvested indefinitely in the subsidiaries.

NOTE D -- SAVINGS AND RETIREMENT PLANS

     The Company has a Savings Plan and an Employee Stock Ownership Plan (ESOP) covering substantially all U.S. employees. The Company contributes to the Savings Plan $.85 for every dollar contributed by employees up to 6% of their compensation, with one half of the Company's contribution in Company common stock. Company contributions charged to operations under these plans were $641,000, $714,000 and $780,000 for the years ended July 31, 1992, 1993 and
1994, respectively.

NOTE E -- STOCKHOLDERS' EQUITY

     During the year, the Company's shareholders approved an increase in the number of authorized shares of common stock from 4 million to 8 million. The Company declared two, three-for-two stock splits for shareholders of record on December 8, 1993 and July 11, 1994. The distribution dates were December 28, 1993 and August 12, 1994, respectively. A total of 3,372,523 shares of common stock were issued in connection with the two splits. Cash was paid to settle fractional shares. The stated par value per share of common stock remains at $.10 and the value of the shares at par of $337,252 was transferred from additional capital to common stock. All per share amounts have been restated to retroactively reflect the stock splits.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

     In September 1990, the Company issued 128,000 shares (pre-split) of its common stock to an officer of the Company at market value in exchange for a $992,000 promissory note and cancellation of 128,000 stock options outstanding. During the year, this note was repaid in full plus accrued interest on the note. In October 1982, the Trust under the Company's Employee Stock Ownership Plan acquired 200,000 shares (pre-split) of the Company's common stock. The purchase price of $2,250,000 was financed by a loan from the Company to the Trust, repayable over a 15-year period at a 13.5% interest rate. The Company is making annual contributions to the Trust during the 15-year period of $150,000 per year to cover the principal payments plus additional contributions to cover interest.

     The Company has a non-qualified stock option plan. The Company is entitled to a tax deduction for income tax purposes of the amount that an employee reports as ordinary income. Since the Company recognizes no compensation expense from the exercise of the options, the tax benefit received is recorded as a reduction to income taxes payable and an increase to additional capital.

NOTE F -- STOCK OPTIONS AND WARRANTS

     The Company has granted options under the Company's non-qualified stock option plans to certain key employees to purchase the Company's common stock at fair market value on the date of grant. The options generally become exercisable cumulatively, in equal installments over a period of four or five years commencing one year from date of grant and expiring ten years after date of grant. Changes in the number of shares available under outstanding options during fiscal years 1992, 1993 and 1994 were as follows:

                                                               NUMBER OF SHARES     EXERCISE PRICE
                                                               ----------------    ----------------
Outstanding at July 31, 1991................................        339,925        $ 6.75 to $10.00
  Granted...................................................         18,500          7.63
  Exercised.................................................           (300)         7.75
  Cancelled.................................................        (42,800)         7.75 to  10.00
                                                               ------------        ----------------
Outstanding at July 31, 1992................................        315,325        $ 6.75 to $10.00
  Granted...................................................         91,150          7.75 to  16.00
  Exercised.................................................        (47,225)         6.75 to  10.00
  Cancelled.................................................        (16,300)         7.75 to  10.00
                                                               ------------        ----------------
Outstanding at July 31, 1993................................        342,950        $ 6.75 to $16.00
  Granted...................................................        110,300         14.25 to  18.38
  Exercised.................................................       (144,149)         4.50 to  10.00
  Cancelled.................................................         (5,141)         5.08 to  10.25
  Adjustment for Stock Splits...............................        369,398          3.00 to  12.25
                                                               ------------        ----------------
Outstanding at July 31, 1994................................        673,358        $ 3.00 to $12.25
                                                               ============        ================

     At July 31, 1992, 1993 and 1994, options for 137,550, 148,175 and 259,252 shares, respectively, were exercisable and options for 317,586, 242,736 and, subject to shareholder approval, 231,258 shares, respectively, were available for future grants.

     During the year, warrants to acquire 200 shares of Common Stock were exercised at $10.00 per share and warrants to acquire 18,000 shares of Common Stock were granted to purchase shares at $16.38 per share. The two 3-for-2 stock splits increased the number of shares subject to outstanding warrants by 74,500. These warrants are exercisable on the date of grant. At July 31, 1994, warrants were outstanding and exercisable to purchase 144,900 shares at exercise prices ranging from $3.33 to $10.92 per share as adjusted for stock splits.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

NOTE G -- POLLUTION-RELATED EXPENSES

     The Company has settled several lawsuits related to groundwater contamination and has begun remediation activities. The remediation plan requires the Company to treat the groundwater to the extent necessary to reduce the contaminants to a defined level. Management estimates that remediation will take ten years. The following table shows pollution-related balance sheet activity:

                                                                          ACCRUED      LONG-TERM
                                                                          LIABILITY      DEBT
                                                                          -------      ---------
                                                                              (in thousands)
Balance as of July 31, 1992............................................   $ 4,413       $   625
  Reclassification of State of Michigan note...........................    (1,100)        1,100
  Remediation costs charged to accrued liability.......................      (390)           --
  Payments relating to settlements.....................................       (42)         (350)
                                                                          -------      ---------
Balance as of July 31, 1993............................................   $ 2,881       $ 1,375
  Remediation costs charged to accrued liability.......................    (1,258)           --
  Settlement with chemical companies, cost recovery....................       750            --
  Payments relating to settlements.....................................      (561)         (250)
  Defense cost on settlement with local residents......................      (312)           --
                                                                          -------      ---------
Balance as of July 31, 1994............................................   $ 1,500       $ 1,125
                                                                          =======      ========

     During the year, the Company settled its lawsuit against several chemical companies for a cost recovery of $750,000 for damages in connection with the groundwater contamination. Also during the year, the Company reached a settlement for $561,000 with nearby residents wherein the residents filed suit for damages associated with contamination of residential water supplies. The defense and other costs associated with this case of $312,000 was offset against the recovery from the chemical companies. Pollution-related expenses in fiscal 1992 and 1993, as shown on the Consolidated Statement of Operations, include legal costs, settlement provisions and other related costs.

     At July 31, 1994, $509,000 of the total accrued liability is classified as other accrued expenses with the remainder classified as other long-term liabilities. Of the total long-term debt, $191,000 is classified as current maturities.

     Total costs to the Company of pollution-related activities will be dependent upon the efficacy and duration of the remediation plan and obtaining a cost-free repository for treated groundwater. The ultimate costs to be incurred could exceed the amount provided for at July 31, 1994. However, it is the opinion of management that these additional costs, if any, will not have a material adverse effect on the Company's operations because the cash outflows would be spread over many future years.

NOTE H -- OTHER EXPENSE (INCOME)

     For the year ended July 31, 1994, other expense (income) includes a gain of $108,000 on the sale of Australian assets relating to the Laminar Air Flow product line. Also included in other expense (income) are royalties, interest income, gains and losses on sales of other assets and foreign exchange gains and losses.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

NOTE I -- OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

     The principal products of the Company are grouped into two segments: the Filtration Products Group and the Health Products Group. Filtration Products are primarily comprised of laboratory products, certain membranes and process filtration products for the biotechnology, pharmaceutical, environmental and industrial markets. Health Products are primarily comprised of products for the medical and health industries, including custom-manufactured disposable filters and certain membranes for original equipment manufacturers in the healthcare field. In both of these segments, sales and distribution of the Company's products both domestically and internationally are through Company salespeople and a network of distributors.

                                               NET      OPERATING    IDENTIFIABLE    DEPRECIATION      CAPITAL
                                              SALES     EARNINGS        ASSETS         EXPENSE       EXPENDITURES
                                             -------    ---------    ------------    ------------    ------------
                                                                        (in thousands)
INDUSTRY SEGMENTS
Year Ended July 31, 1994
  Filtration Products Group...............   $62,916     $ 9,749       $ 49,431         $3,039          $4,223
  Health Products Group...................    29,461       4,833         20,918          1,325           2,338
  Other...................................     2,586         115          1,245             41             121
                                             -------    --------     ----------      ---------       ---------
    Totals................................   $94,963     $14,697       $ 71,594         $4,405          $6,682
                                             =======    ========     ==========      =========       =========
Year Ended July 31, 1993
  Filtration Products Group...............   $56,900     $ 7,407       $ 44,407         $3,069          $3,717
  Health Products Group...................    26,394       4,375         17,356          1,114           2,114
  Other...................................     2,915         (14)         1,542             58              29
                                             -------    --------     ----------      ---------       ---------
    Totals................................   $86,209     $11,768       $ 63,305         $4,241          $5,860
                                             =======    ========     ==========      =========       =========
Year Ended July 31, 1992
  Filtration Products Group...............   $53,612     $ 6,739       $ 42,942         $3,013          $3,082
  Health Products Group...................    24,226       3,321         16,253          1,106             935
  Other...................................     3,622          64          2,104             71              10
                                             -------    --------     ----------      ---------       ---------
    Totals................................   $81,460     $10,124       $ 61,299         $4,190          $4,027
                                             =======    ========     ==========      =========       =========

                                                            NET       OPERATING    IDENTIFIABLE
                                                           SALES      EARNINGS        ASSETS       LIABILITIES
                                                          --------    ---------    ------------    -----------
                                                                             (in thousands)
GEOGRAPHIC AREA DATA
Year Ended July 31, 1994
  U.S. Operations......................................   $ 80,147     $13,477       $ 56,685        $37,026
  Europe...............................................     13,631         809          7,579          1,428
  Asia/Pacific.........................................      9,300         328          6,264          2,649
  Other................................................      3,095          83          1,066            149
  Elimination -- Inter-area sales......................    (11,210)         --             --             --
                                                          --------    --------     ----------      ---------
    Totals.............................................   $ 94,963     $14,697       $ 71,594        $41,252
                                                          ========    ========     ==========      =========
Year Ended July 31, 1993
  U.S. Operations......................................   $ 72,589     $11,932       $ 50,517        $37,049
  Europe...............................................     10,564         163          5,938          1,057
  Asia/Pacific.........................................      8,958         (35)         5,684          2,991
  Other................................................      3,142        (292)         1,166            142
  Elimination -- Inter-area sales......................     (9,044)         --             --             --
                                                          --------    --------     ----------      ---------
    Totals.............................................   $ 86,209     $11,768       $ 63,305        $41,239
                                                          ========    ========     ==========      =========
Year Ended July 31, 1992
  U.S. Operations......................................   $ 65,737     $ 9,889       $ 47,002        $36,677
  Europe...............................................      9,848          22          6,750          1,332
  Asia/Pacific.........................................     10,528          56          6,610          3,701
  Other................................................      3,141         157            937            169
  Elimination -- Inter-area sales......................     (7,794)         --             --             --
                                                          --------    --------     ----------      ---------
    Totals.............................................   $ 81,460     $10,124       $ 61,299        $41,879
                                                          ========    ========     ==========      =========

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

     Operating earnings are total revenues less operating expenses, foreign exchange gains or losses, interest and finance charges, and corporate expenses (fiscal 1992 - $8,966,000; fiscal 1993 - $4,847,000; fiscal 1994 - $5,568,000).
Corporate expenses include an allocated share of administrative costs and pollution-related expenses. Identifiable assets by industry segment include both assets directly identified with those operations and an allocated share of jointly used assets. Corporate assets consist of an allocated share of the buildings, furniture and fixtures, and equipment. Asia/Pacific operations are represented by subsidiaries located in Japan and Australia. European operations are represented by subsidiaries located in the United Kingdom, Ireland, France, Germany and Italy. The geographic data has been revised and restated retroactively in order to present more meaningful data. Inter-area sales are accounted for at prices comparable to unaffiliated customer sales. Export sales to unaffiliated customers were: fiscal 1992 - $9,970,000; fiscal 1993 - $10,018,000; fiscal 1994 - $9,239,000. Net sales to a major customer, who is a distributor of the Company's products and a manufacturer of medical products, approximated $8,487,000, $9,929,000 and $10,522,000 in fiscal 1992, 1993 and
1994, respectively.

NOTE J -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     Foreign Exchange Instruments: The Company enters into forward exchange contracts to hedge foreign currency transactions on a continuing basis. At July 31, 1994 the Company had contracts outstanding to exchange foreign currencies for U.S. dollars amounting to approximately $1.1 million denominated in British pounds, Japanese yen, French francs and German deutschemarks, maturing at various dates. Maximum market risk is limited to the difference between the spot rate on the date of delivery and the contract price.

     Interest rate instruments: At July 31, 1994, the Company had outstanding an interest rate swap agreement to obtain long-term fixed interest rates for a notional amount of $5 million. Under the terms of the agreement, the Company secured a fixed rate of 7.41% on the notional amount, through January 25, 1996. During the year, the Company purchased a 7.5% interest rate cap on $5 million notional amount effective May 1, 1995 through May 1, 1998. The interest rate swap and cap agreements have been entered into with major financial institutions that are expected to fully perform under the terms of the agreements.

NOTE K -- EXTRAORDINARY ITEM

     As more fully discussed in Note B -- Financing, during the year ended July 31, 1994, the Company redeemed the 7.98% Industrial Development Revenue Bonds issued in 1989. The Company recorded a charge of $295,000 net of $112,000 tax benefit or $.03 per share to write-off deferred finance charges and record a redemption premium and fees related to the 1989 Bonds.

     During the year ended July 31, 1992, the Company agreed to settle an adverse $2.6 million verdict in a product liability case for $1.8 million. While the lawsuit was pending, the Company believed that it had full insurance coverage. In the interim, however, its primary insurance carrier was placed in reorganization and the Company's secondary carrier failed. The Company received $1.3 million from its primary insurance carrier as part of the reorganization in December 1990. The balance of the settlement, $558,000, has been expensed and recorded as an extraordinary loss net of a $206,000 tax benefit.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

NOTE L -- SUMMARY OF QUARTERLY RESULTS OF OPERATION (UNAUDITED)

     Summarized quarterly financial information for fiscal years ended July 31, 1993 and July 31, 1994 is shown below:

                                               FISCAL 1993                               FISCAL 1994
                                  --------------------------------------    --------------------------------------
                                  OCT. 31   JAN. 31   APR. 30   JULY 31     OCT. 31   JAN. 31   APR. 30   JULY 31
                                  --------  --------  --------  --------    --------  --------  -------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.......................  $ 20,932  $ 20,200  $ 22,269  $ 22,808    $ 22,294  $ 23,282  $24,377   $ 25,010
Gross profit....................    10,118     9,693    11,155    11,579      10,918    11,628   12,042     13,122
Research and development
  expense.......................       941       979     1,035     1,184       1,220     1,106    1,188      1,363
Pollution-related expense.......       237        94       111       101          --        --       --         --
Earnings before income taxes and
  extraordinary item............     1,118       707     1,508     1,399       1,388     1,733    2,266      2,150
Income taxes....................       480       292       653       605         490       639      784        687
Extraordinary item..............        --        --        --        --          --        --     (183)        --
Net earnings....................       638       415       855       794         898     1,094    1,299      1,463
Net earnings per share..........       .10       .07       .15       .13         .15       .18      .20        .23

     The third quarter ended April 30, 1994 includes an extraordinary charge resulting from redemption of Industrial Development Revenue Bonds issued in 1989. The Company recorded a charge of $295,000 net of $112,000 tax benefit or $.03 per share to write off deferred finance charges and record a redemption premium and fees related to the 1989 Bonds.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                               JANUARY 31,
                                                                           -------------------
                                                                            1994        1995
                                                                           -------     -------
ASSETS
Current Assets
  Cash...................................................................  $   883     $ 1,906
  Accounts receivable less allowances....................................   18,845      21,680
  Inventories
     Finished products...................................................    6,794       5,785
     Work in process.....................................................    2,328       1,689
     Raw material and purchased parts....................................    5,017       6,709
                                                                           -------     -------
                                                                            14,139      14,183
  Other current assets...................................................    3,948       4,485
                                                                           -------     -------
          Total Current Assets...........................................   37,815      42,254
Property, Plant and Equipment............................................   65,550      65,552
  Less allowances for depreciation.......................................  (36,983)    (35,252)
                                                                           -------     -------
                                                                            28,567      30,300
Intangibles and Other Assets.............................................    1,559       2,348
                                                                           -------     -------
          Total Assets...................................................  $67,941     $74,902
                                                                           =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes payable to banks.................................................  $ 1,364     $ 1,718
  Accounts payable.......................................................    5,562       4,396
  Accrued expenses.......................................................    8,379       8,208
  Current maturities of long-term debt...................................    1,437       4,070
                                                                           -------     -------
          Total Current Liabilities......................................   16,742      18,392
Long-Term Debt, exclusive of current maturities..........................   24,000      20,739
Other Long-Term Liabilities..............................................    2,377       2,156
Stockholders' Equity:
  Preferred stock, par value $1.00 per share -- authorized shares
     500,000, none outstanding...........................................       --          --
  Common stock, par value $.10 per share -- issued and outstanding
     3,989,606 shares in 1994 and 6,218,969 shares in 1995...............      399         622
  Additional capital.....................................................   12,868      14,670
  Retained earnings......................................................   14,337      19,579
  Foreign currency translation adjustments...............................   (1,190)       (806)
  Less loan to Employee Stock Ownership Plan.............................     (600)       (450)
  Note receivable -- common stock........................................     (992)         --
                                                                           -------     -------
          Total Stockholders' Equity.....................................   24,822      33,615
                                                                           -------     -------
          Total Liabilities and Stockholders' Equity.....................  $67,941     $74,902
                                                                           =======     =======

           See notes to unaudited consolidated financial statements.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                              SIX MONTHS ENDED
                                                                                 JANUARY 31,
                                                                             -------------------
                                                                              1994        1995
                                                                             -------     -------
Net sales................................................................    $45,576     $48,185
Costs and expenses
  Cost of products sold..................................................     23,030      23,583
  Selling and administrative.............................................     16,299      17,320
  Research and development...............................................      2,326       2,624
  Other income -- net....................................................        (78)       (122)
                                                                             -------     -------
Operating earnings.......................................................      3,999       4,780
Interest expense.........................................................        878         882
                                                                             -------     -------
Earnings before income taxes.............................................      3,121       3,898
Income taxes.............................................................      1,129       1,411
                                                                             -------     -------
Net earnings.............................................................    $ 1,992     $ 2,487
                                                                             =======     =======
Primary earnings per share...............................................    $   .32     $   .38
                                                                             =======     =======

Weighted average common and common equivalent shares outstanding.........  6,183,000   6,597,000
                                                                           =========   =========

           See notes to unaudited consolidated financial statements.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                           SIX MONTHS ENDED
                                                                              JANUARY 31,
                                                                         ---------------------
                                                                           1994         1995
                                                                         --------     --------
Operating Activities
  Net earnings.........................................................  $  1,992     $  2,487
  Loss on disposal of assets...........................................        --           25
  Depreciation and amortization........................................     2,251        2,092
  Increase in inventories..............................................    (1,153)        (150)
  Increase in accounts receivable......................................    (1,737)        (724)
  Increase in other current assets.....................................      (345)        (620)
  Increase (decrease) in current liabilities...........................       814         (675)
  Decrease in liabilities for environmental activities.................      (746)        (522)
  Tax benefit from exercised stock options.............................       191          220
  Other................................................................        56           38
                                                                         --------     --------
          Net Cash Provided by Operating Activities....................     1,323        2,171
                                                                         --------     --------
Financing Activities
  Long-term debt borrowings............................................    15,683       14,420
  Principal payments on long-term debt.................................   (14,114)     (13,267)
  Proceeds from exercised stock options................................       499          386
                                                                         --------     --------
          Net Cash Provided by Financing Activities....................     2,068        1,539
                                                                         --------     --------
Investing Activities
  Capital expenditures.................................................    (3,446)      (3,207)
  Increase in intangibles and other assets.............................      (222)         (71)
  Proceeds from sale of assets.........................................         3           34
                                                                         --------     --------
          Net Cash Used in Investing Activities........................    (3,665)      (3,244)
                                                                         --------     --------
Effects of Exchange Rate Changes on Cash...............................        15          (85)
                                                                         --------     --------
Net Change in Cash During the Period...................................      (259)         381
Cash at Beginning of Period............................................     1,142        1,525
                                                                         --------     --------
Cash at End of Period..................................................  $    883     $  1,906
                                                                         ========     ========

           See notes to unaudited consolidated financial statements.

                     GELMAN SCIENCES INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

GENERAL

     In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (which are of a normal recurring nature) necessary to present fairly the financial position of the Company and subsidiaries as of January 31, 1995, and the results of their operations and cash flows for the six months ended January 31, 1995 and 1994. These financial statements should be read in conjunction with the audited financial statements and notes thereto set forth on pages F-2 through F-15. The results of operations for the six months ended January 31, 1995 and 1994 are not necessarily indicative of the results for the full year.

PUBLIC OFFERING

     On January 27, 1995, the Company filed a Registration Statement with the Commission to sell 1,000,000 shares of Common Stock in an underwritten public offering. The Company has granted the Underwriters an option for 30 days to purchase up to an additional 150,000 shares of Common Stock solely to cover over-allotments, if any.

     The net proceeds from the sale of the Common Stock will be used to repay a term note payable to NBD Bank N.A. and to reduce outstanding indebtedness under the Credit Agreement.

POLLUTION-RELATED MATTERS

     The Company has settled several lawsuits related to groundwater contamination and has begun remediation activities. The remediation plan requires the Company to treat the groundwater to the extent necessary to reduce the contaminants to a defined level. Management estimates that remediation will take eight years. Total costs to the Company of pollution-related activities will be dependent upon the efficacy and duration of the remediation plan and obtaining a cost-free repository for treated groundwater. The ultimate costs to be incurred could exceed the amount provided of $1.1 million at January 31, 1995. However, it is the opinion of management that these additional costs, if any, will not have a material adverse effect on the Company's operations because the cash outflows would be spread over many future years.

MEMBRANES

[Two photographs of the Company's           The Company manufactures membranes
products sold primarily to medical          for its microfiltration products.
products manufacturers.]                    These membranes are also sold
                                            primarily to medical products
                                            manufacturers who incorporate them
                                            into products such as diagnostic kits
                                            for early detection of pregnancy and
                                            monitoring levels of cholesterol and
                                            glucose.

PROCESS FILTRATION PRODUCTS

[Three photographs of the Company's       Process filtration products are used in high
products used in high technology         technology manufacturing applications such as
manufacturing applications.]                 sterilization of pharmaceutical products,
                                                            ultrapurification of water
                                            for the manufacture of semiconductor chips
                                            and the production of ultrapure chemicals.
                                              The filters are disposable, used in high
                                               volume applications and require regular
                                                    replacement. Cartridge filters are
                                            housed in stainless steel vessels, many of
                                                which are manufactured by the Company.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

             TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    4
Investment Considerations.............    7
Use of Proceeds.......................    7
Price Range of Common Stock and
  Dividend Policy.....................    8
Capitalization........................    9
Selected Consolidated Financial
  Data................................   10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   11
Business..............................   16
Management............................   23
Description of Capital Stock..........   24
Underwriting..........................   26
Legal Matters.........................   26
Experts...............................   27
Index to Consolidated Financial
  Statements..........................  F-1

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                 1,250,000 SHARES


                  [GELMAN LOGO]

                   COMMON STOCK

               --------------------

                    PROSPECTUS

               --------------------

       CLEARY GULL REILAND & MCDEVITT INC.

               MCDONALD & COMPANY
                 Securities, Inc.

                   RONEY & CO.

                  MARCH   , 1995
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the fees and expenses payable by the Company in connection with the offering of the shares of Common Stock.


        Securities and Exchange Commission registration fee................   $  6,779
        NASD filing fee....................................................      2,067
        Legal fees and expenses............................................     65,000
        Blue Sky fees and expenses (including legal fees)..................     15,000
        Accounting fees and expenses.......................................     60,000
        Transfer Agent and Registrar fees..................................      1,500
        Printing and engraving fees........................................    110,000
        AMEX listing fees..................................................     17,500
        Miscellaneous......................................................     22,154
                                                                              --------
             Total.........................................................   $300,000
                                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 561 through 571 of the Michigan Business Corporation Act ("MBCA") set forth the conditions and limitations governing the indemnification of officers, directors and other persons.

     The MBCA provides for indemnification of directors and officers acting in good faith and in a manner they reasonably believe to be in or not opposed to the best interest of the Company or its shareholders (and, with respect to a criminal proceeding, if they have no reasonable cause to believe their conduct to be unlawful) against (i) expenses (including attorney's fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the Company) arising out of a position with the Company (or with some other entity at the Company's request) and (ii) expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action or suit by or in the right of the Company, unless the director or officer is found liable to the Company and an appropriate court does not determine that he or she is nevertheless fairly and reasonably entitled to indemnification. The MBCA requires indemnification for expenses to the extent that a director or officer is successful in defending against any such action, suit or proceeding, and otherwise requires in general that the indemnification provided for in (i) and (ii) above be made only on a determination by a majority vote of a quorum of the Board of Directors who were not parties to or threatened to be made parties to such action. In certain circumstances, the MBCA further permits advances to cover such expenses before a final determination that indemnification is permissible, upon receipt of (i) a written affirmation by the directors or officers of their good faith belief that they have met the applicable standard of conduct set forth in the MBCA, (ii) receipt of a written undertaking by or on behalf of the directors of officer to repay such amounts unless it shall ultimately be determined that they are entitled to indemnification and (iii) a determination that the facts then known to those making the advance would not preclude indemnification.

     Indemnification under the MBCA is not exclusive of other rights to indemnification to which a person may be entitled under a company's articles of incorporation, bylaws, or a contractual agreement. Reference is made to Article VII of the Company's Restated Bylaws which provides for indemnification of directors and officers of the Company and others to the full extent permitted by the aforesaid sections of the MBCA.

     The Articles (Article X) provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty, provided such limitation on liability does not involve (i) a breach of the director's duty of loyalty to the Company or its shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; (iii) a violation of certain provisions of the MBCA; (iv) a transaction from which the director derived an improper personal benefit; and
(v) an act or omission occurring before March 1, 1987. The Articles further provide that any amendment to these director liability provisions will have prospective effect only.

     The MBCA permits the Company to purchase insurance on behalf of its directors and officers against liabilities arising out of their positions with the Company whether or not such liabilities would be within the indemnification provisions of the MBCA. The Company carries a directors' and officers' liability insurance policy which insures officers and directors of the Company against certain liability by reason of certain acts and omissions in connection with their duties for the Company and indemnifies the Company against losses for which it may be required or permitted by law to indemnify such directors and officers, generally covering such losses up to $5,000,000 in the aggregate in each policy year. The insurance policy is in effect until August 31, 1995 and the total premium for such policy is $42,300.

     Reference is made to Section 7 of the Underwriting Agreement, a copy of which is filed as Exhibit 1 to the Registration Statement, for information concerning indemnification arrangements among the Company and the Underwriters.

ITEM 16. EXHIBITS


1         Form of Underwriting Agreement.*
5         Opinion of Brouse & McDowell regarding legality of securities being offered.
10(a)     Employment Agreement between the Company and Charles Gelman, as amended, incorporated by reference from Exhibit 10(1) to the Company's Form 10-K for year ended July 31, 1988.
10(b)     Deferred Compensation Agreement between the Company and James C. Marshall, incorporated by reference from Exhibit 10(3) to the Company's Form 10-K for year ended July 31, 1988.
10(c)     Employment Agreement between the Company and James C. Marshall, incorporated by reference from Exhibit 10(4) to the Company's Form 10-K for year ended July 31,
          1989.
10(d)     1978 Employee Stock Option Plan, as amended, incorporated by reference from
          Exhibit 10(2) to the Company's Form 10-K for year ended July 31, 1987.
10(e)     1988 Stock Plan, incorporated by reference from Exhibit 10(6) to the Company's
          Form 10-K for year ended July 31, 1988.
10(f)     Warrant Agreements, dated December 16, 1987, with John A. Geishecker and Saul
          Hymans, incorporated by reference to Exhibits 28.4 and 28.5 to the Company's Form
          S-8 Registration Statement No. 33-37235 filed with the Securities and Exchange
          Commission on October 9, 1990.
10(g)     Warrant and Stock Appreciation Rights Agreements, dated January 12, 1989, with
          John A. Geishecker and Saul Hymans, incorporated by reference to Exhibits 28.7 and
          28.8 to the Company's Form S-8 Registration Statement No. 33-37235 filed with the
          Securities and Exchange Commission on October 9, 1990.
10(h)     Warrant Agreement, dated January 12, 1989, with Nina I. McClelland, incorporated by reference to Exhibit 28.10 to the Company's Form S-8 Registration Statement No.
          33-37235 filed with the Securities and Exchange Commission on October 9, 1990.
10(i)     Confidentiality, Anti-Competition and Termination Benefits Agreement between James
          J. Fahrner and the Company, incorporated by reference from Exhibit 10(10) to the
          Company's Form 10-K for year ended July 31, 1993.
10(j)     Confidentiality, Anti-Competition and Termination Benefits Agreement between
          Robert L. Buker and the Company, incorporated by reference from Exhibit 10(11) to the Company's Form 10-K for year ended July 31, 1993.
10(k)     Confidentiality, Anti-Competition and Termination Benefits Agreement between Eric
          Gelman and the Company, incorporated by reference from Exhibit 10(12) to the
          Company's Form 10-K for year ended July 31, 1993.

10(l)     Warrant Agreement, dated September 2, 1992, with Charles Newman, incorporated by reference from Exhibit 10(14) to the Company's Form 10-K for year ended July 31,
          1993.
10(m)     Consent Judgment in Kelley v. Gelman Sciences Inc. entered October 26, 1992, incorporated by reference from Exhibit 10(15) to the Company's Form 10-K for year ended July 31, 1993.
10(n)     Consent Judgment in State of Michigan v. Gelman Sciences Inc. entered October 26,
          1992, incorporated by reference from Exhibit 10(16) to the Company's Form 10-K for year ended July 31, 1993.
10(o)     Employment Agreement dated May 4, 1993, between the Company and Kim A. Davis, incorporated by reference from Exhibit 10(17) to the Company's Form 10-K for year ended July 31, 1993.
10(p)     Warrant Agreement, dated June 17, 1994, with Robert Collins, incorporated by reference from Exhibit 10(16) of the Company's Form 10-K for year ended July 31,
          1994.
10(q)     Warrant Agreement, dated June 17, 1994, with John A. Geishecker, incorporated by reference from Exhibit 10(17) of the Company's Form 10-K for year ended July 31,
          1994.
10(r)     Warrant Agreement, dated June 17, 1994, with Saul Hymans, incorporated by reference from Exhibit 10(18) of the Company's Form 10-K for year ended July 31,
          1994.
10(s)     Warrant Agreement, dated June 17, 1994, with Nina McClelland, incorporated by reference from Exhibit 10(19) of the Company's Form 10-K for year ended July 31,
          1994.
10(t)     Warrant Agreement, dated June 17, 1994, with Charles Newman, incorporated by reference from Exhibit 10(20) of the Company's Form 10-K for year ended July 31,
          1994.
10(u)     Confidentiality, Anti-Competition and Termination Benefits Agreement between Mark
          A. Sutter and the Company, incorporated by reference from Exhibit 10(21) of the
          Company's Form 10-K for year ended July 31, 1994.
10(v)     Confidentiality, Anti-Competition and Termination Benefits Agreement between
          Edward J. Levitt and the Company, incorporated by reference from Exhibit 10(22) of the Company's Form 10-K for year ended July 31, 1994.
10(w)     Credit Agreement (the "Credit Agreement") dated October 29, 1993 between the
          Company, NBD Bank, N.A. and Comerica Bank, incorporated by reference from Exhibit
          4.1 of the Company's Form 10-K for year ended July 31, 1993.
10(x)     First Amendment to Credit Agreement dated April 1, 1994.*
10(y)     Warrant Agreement, dated September 2, 1994, with Dr. Hajime Kimura, incorporated by reference from Exhibit 10(1) to the Company's Form 10-Q for the quarter ended
          January 31, 1995.
11        Statement re Computation of Per Share Earnings.*
13(a)     Annual Report to Shareholders for the fiscal year ended July 31, 1994.*
13(b)     Form 10-Q for the fiscal quarter ended October 31, 1994.*
13(c)     Form 10-Q for the fiscal quarter ended January 31, 1995.*
23(a)     Consent of Independent Auditors.
23(b)     Consent of Brouse and McDowell (Included in Exhibit 5 above).
24        Powers of Attorney.*

- -------------------------
*Previously filed as an exhibit to this registration statement.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan, on March 21, 1995.


                                          GELMAN SCIENCES INC.

                                          By: /s/ James J. Fahrner
                                            ------------------------------------
                                              James J. Fahrner
                                              Vice President-Finance and
                                              Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


*                                                      Date: March 21, 1995
- -----------------------------------------------
Charles Gelman
Chairman of the Board and a Director
(Chief Executive Officer)

/s/ James J. Fahrner                                   Date: March 21, 1995
- -----------------------------------------------
James J. Fahrner
Vice President-Finance and Treasurer
(Chief Financial Officer and
Principal Accounting Officer)


Directors: Robert M. Collins, John A. Geishecker, Jr., Saul H. Hymans, Hajime
           Kimura, Nina I. McClelland and Charles Newman*


*By: /s/ James J. Fahrner                              Date: March 21, 1995
     ------------------------------------------
     James J. Fahrner
     Attorney-In-Fact**


- -------------------------
** Pursuant to authority granted by powers of attorney, copies of which have previously been filed.

                                 EXHIBIT INDEX


NO.                                           DESCRIPTION
- ---       -----------------------------------------------------------------------------------
 5        Opinion of Brouse & McDowell.
23 (a)    Consent of Independent Auditors.